Exhibit 99.1

Non-Binding Convenience Translation

Mynaric AG

Gilching, district of Starnberg

ISIN DE000A0JCY11

Unique identifier of the event: M0Y072022oHV

Invitation to the Annual General Meeting

We hereby invite our shareholders to the Annual General Meeting to be held on July 14, 2022 at 13:00 hrs. (CEST)

as virtual meeting

without the physical presence of the shareholders or their proxies.

The Annual General Meeting will be broadcasted live on the internet for our shareholders and their proxies. Voting rights may only be exercised by electronical postal vote or by granting power of attorney to the voting representatives appointed by the Company. The place of the Annual General Meeting within the meaning of the German Stock Corporation Act is the registered office of the Company: Dornierstrasse 19, 82205 Gilching.

I.

Agenda of the Annual General Meeting

1.

Presentation of the adopted annual financial statements of the Company and the approved consolidated financial statements as of December 31, 2021, the management report for the Group and the report of the Supervisory Board for the financial year 2021

A resolution on this agenda item 1 is not provided for. Section 175 para. 1 sentence 1 of the German Stock Corporation Act (Aktiengesetz, “AktG”) only provides that the Management Board must convene the Annual General Meeting for the purpose of, amongst others, accepting the adopted annual financial statements and, in the case of a parent company, also the consolidated financial statements approved by the Supervisory Board and the Group management report. Pursuant to section 175 para. 2, 176 para 1 sentence 1 AktG, the Management Board must make available to the Annual General Meeting, amongst others, the annual financial statements, the report of the Supervisory Board and, in the case of a parent company, also the consolidated financial statements, the Group management report and the report of the Supervisory Board.

All of the above documents will be available for inspection by shareholders from the day of convocation and during the Annual General Meeting via the Company’s website at http://www.mynaric.com/hv.

2.	Resolution on the discharge of the members of the Management Board for the financial year 2021

The Management Board and the Supervisory Board propose that the members of the Management Board be discharged for the financial year 2021.

3.	Resolution on the discharge of the members of the Supervisory Board for the financial year 2021

The Management Board and the Supervisory Board propose that the members of the Supervisory Board be discharged for the financial year 2021.

4.	Resolution on the election of the auditor of the annual financial statements and the consolidated financial statements for the financial year 2022

The Supervisory Board proposes the appointment of KPMG AG Wirtschaftsprüfungsgesellschaft, Klingelhöferstraße 18, 10785 Berlin, as auditor of the annual financial statements and the consolidated financial statements for the financial year 2022.

5.	By-elections to the Supervisory Board

Pursuant to section 9 para. 1 of the Articles of Association in conjunction with sections 95 sentence 2, 96, para. 1, 101 para. 1 AktG, the Supervisory Board of the Company is composed of five members elected by the general meeting.

The previous member of the Supervisory Board Mr. Gerd Gruppe has resigned from his office as a member of the Supervisory Board of Mynaric AG with effect from October 5, 2021. Since October 13, 2021, Mr. Hans Königsmann is a member of the Supervisory Board of Mynaric AG in his place, who was appointed as a member of the Supervisory Board by way of court appointment for a limited term until the end of the Annual General Meeting of Mynaric AG on July 14, 2022, which is hereby convened.

Furthermore, the previous member of the Supervisory Board Mr. Thomas Hanke has resigned from his office as a member of the Supervisory Board of Mynaric AG with effect from June 24, 2021. Since July 30, 2021, Mr. Vincent Wobbe is a member of the Supervisory Board of Mynaric AG in his place, who was also appointed as a member of the Supervisory Board by way of court appointment for a limited term until the end of the Annual General Meeting of Mynaric AG on July 14, 2022, which is hereby convened

It is therefore intended to hold by-elections for the two Supervisory Board members Mr. Gerd Gruppe and Mr. Thomas Hanke who left the Supervisory Board prematurely.

By-elections are held in accordance with section 9 para. 4 sentence 1 of the Articles of Association of Mynaric AG for the remaining term of office of the departing member. It is therefore intended to elect Mr. Hans Königsmann as member of the Supervisory Board for the remaining term of office of Mr. Gruppe and to elect Mr. Vincent Wobbe as member of the Supervisory Board for the remaining term of office of Mr. Hanke. Mr. Gerd Gruppe and Mr. Thomas Hanke were each elected for a term of office until the end of the Annual General Meeting which resolves on the discharge of the Supervisory Board for the financial year 2022 (i.e., presumably until the end of the Annual General Meeting 2023).

The Supervisory Board proposes, that

a.

Hans Königsmann, aerospace engineer, formerly Vice President of Flight Reliability at SpaceX, resident in Los Angeles/United States of America, be elected as member of the Supervisory Board as successor to Mr. Gerd Gruppe.

b.	Vincent Wobbe, Head of Public Markets Investments, Apeiron Investment Group, resident in London/United Kingdom, be elected as member of the Supervisory Board as successor to Mr. Thomas Hanke.

The election shall in each case take effect from the end of the Annual General Meeting on July 14, 2022, which is hereby convened, and in accordance with the Articles of Association for the remainder of the term of office of the respective departing Supervisory Board member, i.e., in each case until the end of the Annual General Meeting which resolves on the discharge of the members of the Supervisory Board for the financial year 2022.

* * *

The proposed persons hold the following memberships on other statutory supervisory boards and in comparable domestic and foreign supervisory bodies of business enterprises:

a.	Hans Königsmann:

Memberships in other statutory supervisory boards: From June 1, 2022, member of the Supervisory Board of OHB SE, Bremen, Germany.

Memberships in comparable domestic and foreign supervisory bodies of business enterprises: None.

b.	Vincent Wobbe:

Memberships in other statutory supervisory boards: Member of the Supervisory Board of nextmarkets AG, Cologne, Germany.

Memberships in comparable domestic and foreign supervisory bodies of business enterprises: None.

Detailed curricula vitae of the proposed candidates are available on the Internet at http://www.mynaric.com/hv.

In accordance with the German Corporate Governance Code, the proposed candidates will ensure that they have sufficient time to perform their duties.

In the opinion of the Supervisory Board, the proposed candidates do not have any personal or business relationship with Mynaric AG or its group companies or the corporate bodies of Mynaric AG that is required to be disclosed in accordance with the German Corporate Governance Code, and there is no personal or business relationship with a shareholder with a material interest in Mynaric AG within the meaning of the German Corporate Governance Code that is required to be disclosed.

The proposed candidates as well as the Supervisory Board members not standing for re-election are familiar with the sector in which the Company operates. The aforementioned election proposals take into account the specific objectives resolved by the Supervisory Board for its composition and at the same time strive to fulfill the competence profile and diversity concept developed by the Supervisory Board for the entire body. The objectives for the composition, the competence profile and the diversity concept for the Supervisory Board, including the status of their respective implementation, are published in the corporate governance statement pursuant to sections 289f , 315d of the German Commercial Code (Handelsgesetzbuch, “HGB”) (including corporate governance report) of the Company for the financial year 2021 as part of the annual report.

6.	Resolution on the approval of the remuneration system for the Management Board

The Supervisory Board proposes that the remuneration system as set out under section II adopted by the Supervisory Board for the members of the Management Board of Mynaric AG with effect from August 1, 2022 be approved.

7.	Resolution on the confirmation of the remuneration of the members of the Supervisory Board

The Annual General Meeting on May 14, 2021 resolved under agenda item 6 c) on the remuneration of the members of the Supervisory Board (the “Resolution on Supervisory Board Remuneration”). The remuneration of the members of the Supervisory Board as determined in the Resolution on Supervisory Board Remuneration shall be confirmed unchanged. The wording of the Resolution on Supervisory Board Remuneration and the underlying remuneration system for the Supervisory Board with the disclosures pursuant to sections 113 para. 3 sentence 3, 87a para. 1 sentence 2 AktG is presented in section III below.

The Management Board and Supervisory Board propose that the remuneration of the members of the Supervisory Board set out in the Resolution on Supervisory Board Remuneration, which is based on the remuneration system described in section III below, be confirmed unchanged.

8.	Resolution on the approval of the remuneration report

Pursuant to section 162 AktG, Management Board and Supervisory Board submit to the Annual General Meeting the remuneration report presented under section IV below, which was audited by the auditor of the Company, and propose that the remuneration report for the financial year 2021, be approved.

9.

Resolution on an amendment to the Articles of Association in para. 2 and para. 4 of section 9 (Composition and Term of Office) to make flexible the terms of office of Supervisory Board members and to adjust the majority requirements for by-elections to the Supervisory Board

According to the current provision in section 9 para. 2 sentence 1 of the Articles of Association, the members of the Supervisory Board are elected for the time period until the end of the general meeting which resolves on their discharge for the fourth financial year after the beginning of their term of office, excluding he financial year in which the election takes places. In addition, by-elections pursuant to section 9 para. 4 sentence 1 of the Articles of Association are always held for the remaining term of office of the departed members. These provisions shall be made more flexible, in particular to allow elections for a shorter period than the aforementioned four-year period and, in the case of by-elections, to enable the term of office for the subsequently elected members to be determined independently of the term of office of the predecessor.

In addition, under the current provision in section 9 para. 4 sentence 2 of the Articles of Association, the by-election of a member of the Supervisory Board who prematurely resigned from his office requires a qualified majority of three quarters of the votes cast if the by-election results in the departure of a replacement member who has stepped up. In the future, the simple majority of votes otherwise applicable to elections to the Supervisory Board shall be sufficient for such by-elections. The provision in section 9 para. 4 sentence 2 of the Articles of Association shall therefore be deleted without replacement.

The Management Board and Supervisory Board therefore propose that the following resolution be adopted:

Para. 2 and para. 4 of section 9 of the Articles of Association shall be amended and renewed as follows:

a)

“(2) Unless a shorter period is specified by the general meeting at the time of the election, the members of the Supervisory Board shall be elected for the period until the end of the general meeting, which revolves on their discharge for the fourth financial year from the beginning of their term of office, not including the financial year in which the term of office begins. Re-election shall be possible.”

b)

“(4) If a Supervisory Board member is elected to replace a member who has resigned, his office shall continue for the remainder of the term of office of the member who has resigned, unless a different period is specified by the general meeting at the time of the election, which may however not exceed the maximum period permitted under paragraph 2 sentence 1.”

10.	Resolution on the conversion of bearer shares to registered shares, the adjustment of conditional capital and authorized capital, and on corresponding amendments to the Articles of Association

Currently, the Company’s share capital is divided into no-par value bearer shares (auf den Inhaber lautende Stückaktien). It is intended to convert the shares of Mynaric AG to registered shares (Namensaktien). Registered shares have advantages both in capital market communication and in direct shareholder communication. It is not intended to restrict the transferability of the shares.

In the course of the conversion to registered shares, it is also necessary to adjust capital authorizations and the rules for convening the general meeting.

The Management Board and the Supervisory Board propose that the following resolutions be adopted:

a)

The no-par value bearer shares of the Company existing at the time the following amendments to the Articles of Association take effect shall be converted into registered shares while retaining the existing denomination (Stückelung). The Management Board shall be authorized to arrange for everything necessary and required for the conversion of the bearer shares into registered shares.

b)	Para. 2 of section 4 (Share Capital) of the Articles of Association is amended and reworded as follows:

“(2) The shares are registered shares.”

c)

The existing Authorized Capital 2021/I is governed by section 4 para. 3 of the Articles of Association. However, it is intended to propose to the Annual General Meeting of the Company on July 14, 2022, under agenda item 12 the cancellation of the existing Authorized Capital 2021/I and the creation of a new Authorized Capital (Authorized Capital 2022/I) for resolution (the “New Authorized Capital”) by way of a corresponding amendment to section 4 para. 3.

If the New Authorized Capital is adopted by the Annual General Meeting on July 14, 2022 with the required majority, the authorized capital of the Company pursuant to section 4 para. 3 of the Articles of Association of the Company shall correspond in scope and form to the authorized capital of the Company pursuant to the revised section 4 para. 3 of the Articles of Association (Authorized Capital 2022/I) and shall – subject to a deviating resolution – read as set out under agenda item 12.

Otherwise, the authorized capital of the Company pursuant to section 4 para. 3 of the Articles of Association shall correspond in scope and form to the existing authorized capital pursuant to section 4 para. 3 of the Articles of Association in its currently applicable version (Authorized Capital 2021/I). In this case, however, in sentence 1 of section 4 para. 3 in its currently applicable version, the words “no-par value bearer shares” shall be replaced by the words “no-par value bearer or registered shares (auf den Inhaber oder den Namen lautende Stückaktien)”; for the rest, para. 3 of section 4 of the Articles of Association shall remain unaffected.

d)

The resolution of the Annual General Meeting of the Company on June 12, 2020 under agenda item 8 on an authorization to issue convertible bonds and/or bonds with warrants and on the creation of a Conditional Capital 2020/II and the corresponding amendment to the Articles of Association, to the extent that it has not yet been utilized, shall be adjusted as follows:

-

In the authorization granted by the Annual General Meeting of the Company on June 12, 2020, under agenda item 8, lit. a) to issue convertible bonds and/or bonds with warrants, the sentence “In any case, the proportionate amount of the share capital of the no-par value bearer shares to be subscribed for per bond shall not exceed the nominal amount per bond.” shall be replaced by the sentence “In any case, the proportionate amount of the share capital of the no-par value bearer or registered shares to be subscribed for per bond shall not exceed the nominal amount per bond” with effect from the effective date of the amendment to the Articles of Association resolved under this lit. d) by its entry in the commercial register of the Company. In all other respects, the authorization shall remain unaffected.

-

Agenda item 8, lit. b), sentence 1 of the conditional capital increase resolved by the Annual General Meeting of the Company on June 12, 2020, shall be amended and reworded as follows with effect from the effective date of the amendment to the Articles of Association resolved under this lit. d) by its entry in the commercial register of the Company:

“The share capital of the Company is conditionally increased by up to EUR 1,179,679.00 by issuing up to 1,179,679 new no-par value bearer or registered shares (auf den Inhaber oder den Namen lautende Stückaktien) (Conditional Capital 2020/II).”

In all other respects, the conditional capital increase resolved under agenda item 8, lit. b) by the Annual General Meeting of the Company on June 12, 2020 remains unchanged.

-	Sentence 1 in para. 7 of section 4 (Share Capital) of the Articles of Association shall be amended and reworded as follows:

“The share capital of the Company is conditionally increased by up to EUR 1,179,679.00 by issuing up to 1,179,679 new no-par value bearer or registered shares (auf den Inhaber oder den Namen lautende Stückaktien) (Conditional Capital 2020/II).”

In all other respects, para. 7 of section 4 (Share Capital) of the Articles of Association remains unchanged.

e)

In sentence 1 of para. 8 of section 4 (Share Capital) of the Articles of Association, the words “no-par value bearer shares” in the Authorized Capital 2021//II shall be replaced by the words “no-par value bearer or registered shares (auf den Inhaber oder den Namen lautende Stückaktien)”. In all other respects, para. 8 of section 4 (Share Capital) of the Articles of Association remains unchanged.

f)	Paras. 3 to 6 of section 16 (Place, Convening and Attendance) of the Articles of Association are amended and reworded as follows:

“(3)

Only those shareholders who are registered in the Company’s share register on the day of the general meeting and who have registered in good time prior to the general meeting shall be entitled to attend the general meeting and exercise their voting rights.”

(4)	(currently left blank)

(5)

The registration must be received by the Company no later than on the sixth day prior to the general meeting at the address specified for this purpose in the notice of convocation; the statutory provisions shall apply to the calculation of the deadline. The Management Board is entitled to stipulate a shorter registration period, to be measured in days, in the notice convening the general meeting; in this case, the shorter period stipulated by the Management Board shall be decisive for the receipt of the registration. Further shortening of the deadline on the basis of statutory provisions shall remain unaffected.

(6)	The notice convening the general meeting may provide further details on registration.”

11.	Resolution on the cancellation of the Conditional Capital 2017 and a corresponding amendment to section 4 (Share Capital) of the Articles of Association

The Conditional Capital 2017 in section 4 para. 4 of the Articles of Association of the Company was used to grant subscription rights to shares (stock options) to employees of the Company or of companies affiliated with the Company on the basis of the authorizations granted by the general meetings of the Company on September 8, 2017, and July 2, 2019. All stock options granted hereunder have been fulfilled or expired in the meantime. The Conditional Capital 2017 is therefore no longer required.

The Management Board and Supervisory Board therefore propose that the following resolution be adopted:

a)	The Conditional Capital 2017 shall be cancelled in full.

b)	Para. 4 of section 4 of the Articles of Association of the Company shall be repealed and reworded as follows:

“(4)	(currently left blank)”

12.

Resolution on the cancellation of the existing authorized capital (Authorized Capital 2021/I), the creation of new authorized capital with the option to exclude subscription rights (Authorized Capital 2022/I) and a corresponding amendment to section 4 (Share Capital) of the Articles of Association

The Management Board and the Supervisory Board propose that the following resolution be adopted:

a)

The authorized capital set out in section 4 para. 3 of the Articles of Association (Authorized Capital 2021/I), insofar as it has not been utilized by that time, shall be cancelled with effect from the date on which the following new version of section 4 para. 3 of the Articles of Association is registered with the commercial register of the Company.

b)

A new authorized capital (Authorized Capital 2022/I) shall be created with the authorization to exclude subscription rights. Section 4 para. 3 of the Articles of Association shall be amended for this purpose and reworded as follows:

“(3)

The Management Board is authorized, with the consent of the Supervisory Board, to increase the share capital by up to EUR 2,154,680.00 on one or more occasions until and including July 13, 2027 by issuing up to 2,154,680 new no-par value bearer or registered shares (auf den Inhaber oder den Namen lautende Stückaktien) against contribution in cash and/or in kind (Authorized Capital 2022/I).

The shareholders shall be granted subscription rights. The new shares may also be acquired by a credit institution to be determined by the Management Board or by an enterprise pursuing activities pursuant to section 53 para. 1 sentence 1 of the German Banking Act (Gesetz über das Kreditwesen, “KWG”) or

section 53b para 1 sentence 1 or para. 7 KWG (financial institution) or by a syndicate of such credit or financial institutions, with the obligation to offer them for subscription to the shareholders of the Company. However, the Management Board is authorized, with the consent of the Supervisory Board, to exclude the shareholders’ subscription rights on one or more occasions,

(i)	to the extent necessary to avoid fractional amounts,

(ii)

in the event of a capital increase against contributions in kind, in particular in the context of business combinations or for the (also indirect) acquisition of companies, operations, parts of companies, equity interests or other assets or entitlements to the acquisition of assets, including claims against the Company or its Group companies,

(iii)

if a capital increase against cash contributions does not exceed 10% of the share capital either at the time this authorization becomes effective or – if this amount is lower – at the time this authorization is exercised, and the issue price of the new shares is not significantly lower than the stock market price (section 186 para. 3 sentence 4 of the German Stock Corporation Act (Aktiengesetz, “AktG”); when exercising this authorization with exclusion of subscription rights pursuant to section 186 para. 3 sentence 4 AktG, the exclusion of subscription rights on the basis of other authorizations in direct or corresponding application of section 186 para. 3 sentence 4 AktG shall be taken into account; the stock exchange price shall also be deemed to be the price of an American Depositary Share (“ADS”) listed on the New York Stock Exchange or on the NASDAQ stock exchange multiplied by the number of ADSs representing one share; if the Company’s share is listed on the Xetra system of the Frankfurt Stock Exchange (or a functionally comparable successor system replacing the Xetra system) and, at the same time, ADSs of the Company are listed on the New York Stock Exchange or on the NASDAQ Stock Exchange, the Company shall choose which of these stock exchange prices shall be decisive.

The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the capital increase and the terms and conditions of the issuance of shares; this also includes the determination of the dividend entitlement of the new shares, which, in derogation of section 60 para. 2 AktG, may also be determined for a financial year which has already expired if, at the time of the issuance of the new shares, a resolution by the general meeting on the appropriation of profits for this financial year has not yet been adopted. The Supervisory Board is authorized to amend section 4 of the Articles of Association after the full or partial implementation of the capital increase in accordance with the respective utilization of the authorized capital and after expiry of the authorization period.”

13.

Resolution on the cancellation of the existing authorization of the Management Board to issue convertible bonds and/or bonds with warrants and the corresponding conditional capital (Conditional Capital 2021/I), the granting of a new authorization to issue convertible bonds and/or bonds with warrants with possible exclusion of subscription rights, on the creation of Conditional Capital 2022/I and the corresponding amendment to section 4 (Share Capital) of the Articles of Association

The general meeting of the Company on May 14, 2021, resolved under agenda item 9, amongst others, to authorize the Management Board to issue convertible bonds and/or bonds with warrants and to create the corresponding Conditional Capital 2021. Until today, the authorization has not been made use of. The authorization and the Conditional Capital 2021 shall therefore be cancelled and replaced by a new authorization together with new conditional capital.

The Management Board and the Supervisory Board propose that the following resolution be adopted:

a)

Cancellation of the existing authorization of the Management Board to issue convertible bonds and/or bonds with warrants and the corresponding Conditional Capital 2021/I and a corresponding amendment to section 4 (Share Capital) of the Articles of Association

(i)

The authorization of the Management Board to issue convertible bonds and/or bonds with warrants granted by resolution of the Annual General Meeting on May 14, 2021, under agenda item 9 (“Authorization 2021”) shall be repealed with effect from the date on which the authorization granted below under item 13 b) to issue convertible bonds and/or bonds with warrants becomes effective.

(ii)

Furthermore, the conditional capital created by resolution of the Annual General Meeting on May 14, 2021, under agenda item 9 (Conditional Capital 2021/I) shall be cancelled in full with effect from the date of cancellation of the Authorization 2021.

b)

Granting of a new authorization to the Management Board to issue convertible bonds and/or bonds with warrants with authorization to exclude subscription rights (Authorization 2022) and a corresponding amendment to the Articles of Association in section 4 (Share Capital)

With effect from the date of registration of the below under item 13 c) provided new conditional capital, the following new authorization to issue convertible bonds and/or bonds with warrants with authorization to exclude subscription rights shall be granted:

The Management Board is authorized, with the consent of the Supervisory Board, to issue bearer convertible bonds and/or bonds with warrants in a total nominal amount of up to EUR 120,000,000.00 (hereinafter collectively referred to as “Bonds”) with a maximum term of 20 years on one or more occasions until and including July 13, 2027 and to grant the holders of the Bonds conversion or option rights to new shares in the Company with a pro rata amount of the share capital of up to a total of EUR 917,501.00 in accordance with the more detailed provisions of the conversion or option bond conditions. The Bonds may be issued once or several times, in whole or in part, and also simultaneously in different tranches.

The Bonds may be issued against cash and/or consideration in kind. The Bonds may, in addition to Euro, also be issued in the legal currency of an OECD country, subject to the limit of the corresponding Euro equivalent. For the total nominal amount limit of this authorization, in the case of an issuance in a foreign currency, the nominal amount of the Bonds on the day of the decision on their issuance shall be converted into Euro.

Bonds may also be issued by domestic or foreign companies which are dependent on the Company or which are directly or indirectly majority-owned by the Company; in this case, the Management Board shall be authorized, with the consent of the Supervisory Board, (i) to assume the guarantee for the repayment of the bonds on behalf of the issuing company, (ii) to grant shares in the Company to the holders or creditors of such Bonds in fulfilment of the conversion or option rights or conversion or option obligations specified in such Bonds, and (iii) to make all other declarations or take all other actions necessary for the successful issue of the Bonds.

Shareholders are generally entitled to a subscription right. The statutory subscription right may also be granted in such a way that the Bonds are acquired by one or more banks with the obligation to offer them to the shareholders for subscription. However, the Management Board is authorized, with the consent of the Supervisory Board, to exclude in whole or in part the subscription rights of the Company’s shareholders to the Bonds with conversion or option rights to shares in the Company,

☐

provided that the Bonds are issued against cash consideration and are structured in such a way that their issue price is not significantly lower than their theoretical market value calculated in accordance with recognized financial mathematical methods; however, this shall only apply to the extent that the shares to be issued to service the option and/or conversion rights and obligations thereby created do not exceed a total of 10% of the share capital, neither with regard to the time at which this authorization takes effect nor the time at which it is exercised. When exercising this authorization to exclude subscription rights in accordance with section 186 para. 3 sentence 4 AktG, the exclusion of subscription rights on the basis of other authorizations in accordance with section 186 para. 3 sentence 4AktG shall be taken into account in direct or corresponding application;

☐

provided that the Bonds are issued against contribution in kind, in particular for the purpose of acquiring companies, parts of companies, participations in companies, other assets or within the scope of mergers or for the purpose of acquiring receivables or rights, and the value of the contribution in kind is in reasonable proportion to the value of the Bond, whereby the theoretical market value of the Bond determined in accordance with recognized methods shall be decisive;

☐

in order to grant subscription rights to the holders of conversion/option rights to shares in the Company to compensate for dilution to the extent to which they would be entitled after exercising these rights;

☐	to exclude fractional amounts from shareholders’ subscription rights.

If convertible bonds are issued, the holders of the convertible bonds shall be entitled to convert their convertible bonds into shares of the Company in accordance with the terms and conditions of the convertible bonds. The proportionate amount of the share capital represented by the shares to be issued upon conversion may not exceed the nominal amount of the convertible bonds. The conversion ratio is calculated by dividing the nominal amount of a convertible bond by the fixed conversion price for one share of the Company. The conversion ratio may also be calculated by dividing the issue price of a convertible bond, which is lower than the nominal amount, by the fixed conversion price for one share of the Company. It can be provided, that the conversion ratio is variable and the conversion price is set within a range to be determined depending on the development of the share price during the term or during a specific period within the term. The conversion ratio may in any case be rounded up or down to a whole number; furthermore, an additional payment to be made in cash may be specified. In addition, provision may be made for fractional amounts to be combined and/or settled in cash.

If bonds with warrants are issued, one or more warrants shall be attached to each bond with warrant entitling the holder to subscribe for shares in the Company in accordance with the warrant terms and conditions to be determined by the Management Board. The proportionate amount of the share capital represented by the shares to be subscribed for per bond with warrant may not exceed the nominal amount of the bond with warrant.

The respective Bond terms and conditions may also establish a conversion obligation at the end of the term or at an earlier point in time. Finally, the terms and conditions of the Bonds may provide that, in the event of conversion or exercise of the option, the Company shall not grant shares of the Company to the conversion or option beneficiary, but shall pay the equivalent value in cash or a combination of cash and shares. Furthermore, the respective terms and conditions of the Bonds may stipulate that, in the event of conversion or exercise of the option, shares of the Company shall be granted from the Conditional Capital 2022/I to be created in connection with this authorization or also exclusively or, at the Company’s discretion, alternatively shares of the Company from authorized capital or an existing or to be acquired treasury shares of the Company or of companies dependent on the Company or in which the Company directly or indirectly holds a majority interest.

The conversion or option price to be determined for one share of the Company (subscription price) must, even in the case of a variable conversion ratio/conversion price, be either (a) at least 80% of the average closing price of the shares of the Company or the closing price, to be converted into amounts per share, of the right or certificate representing the share on the primary stock exchange on the ten trading days immediately prior to the date of the resolution by the Management Board on the issuance of the convertible bonds or bonds with warrants or (b) at least 80% of the average closing price of the shares of the Company or the closing price to be converted into amounts per share of the right or certificate representing the share on the primary stock exchange during the days, on which the subscription rights are traded on the primary stock exchange, with the exception of the last two days of trading in the subscription rights. Primary stock exchange within this meaning is the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the ten last days prior to the start of the trading period referred to in this agenda item 13 b) to (a) and (b) above, respectively, on which such trading system has been open for general stock exchange trading. For periods in which the primary stock exchange is the Frankfurt Stock Exchange, the conversion or option price to be determined for one share of the Company, even in the case of a variable conversion ratio/conversion price, must either (a) be at least 80% of the average closing price of the shares of the Company in Xetra trading on the Frankfurt Stock Exchange (or a functionally comparable successor system replacing the Xetra system) on the ten trading days immediately prior to the date of the resolution by the Management Board on the issue of the convertible bonds or bonds with warrants or (b) at least 80% of the average closing price of the shares of the Company in Xetra trading on the Frankfurt Stock Exchange (or in a functionally comparable successor system taking the place of the Xetra system) on the days on which the subscription rights are traded on the Frankfurt Stock Exchange, with the exception of the last two days of trading in the subscription rights.

Sections 9 para. 1, 199 para. 2 AktG shall remain unaffected in any of the above cases.

If, during the term of a Bond, the economic value of the existing conversion or option rights is diluted and no subscription rights are granted as compensation, the conversion or option rights shall be adjusted in a value-preserving manner – notwithstanding the lowest issue amount pursuant to section 9 para 1 AktG – unless the adjustment is already mandatory by law. In any case, the pro rata amount of the share capital represented by the no-par value shares to be subscribed per Bond may not exceed the nominal amount per Bond.

Instead of an adjustment of the option or conversion price, the terms and conditions of the bonds with warrants or convertible bonds may also provide for the payment of a corresponding amount in cash by the Company upon exercise of the option or conversion right or upon fulfillment of the option or conversion obligation. The terms and conditions of the Bonds may also provide for an adjustment of the option or conversion rights or conversion obligations in the event of a capital reduction or other extraordinary measures or events.

The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the issuance and creation of the convertible bonds and/or bonds with warrants, in particular the interest rate, issue price, term and denomination, conversion or option price and the conversion or option period, or, as the case may be, determines them in agreement with the bodies of the domestic or foreign company which is dependent on the Company or in which the Company directly or indirectly holds a majority interest and which issues the Bonds.

c)	Creation of a new conditional capital (Conditional Capital 2022/I) and a corresponding amendment to the Articles of Association in section 4 (Share Capital)

(i)

The share capital of the Company shall be conditionally increased by up to EUR 917,501.00 by issuing up to 917,501 new no-par value bearer or registered shares (Conditional Capital 2022/I). The conditional capital increase serves to grant shares to the holders of convertible bonds or bonds with warrants issued by the Company or a domestic or foreign company dependent on it or in which it directly or indirectly holds a majority interest on the basis of the authorization of the Annual General Meeting on July 14, 2022, until and including July 13, 2027. The conditional capital increase will only be implemented to the extent that the holders of such convertible bonds and/or bonds with warrants exercise their conversion or option rights or conversion obligations under such bonds are fulfilled, and to the extent that no other forms of settlement are used. The new shares shall participate in profits of the Company from the beginning of the financial year in which they are created; instead, the new shares shall carry profit participation rights from the beginning of the financial year preceding their issuance provided that the general meeting has not already resolved on the appropriation of the net retained profits for such financial year when the new shares are issued. The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the implementation of the conditional capital increase. The Supervisory Board is authorized to amend the wording of the Articles of Association in accordance with the respective utilization of the conditional capital.

(ii)	Para. 9 of section 4 of the Articles of Association shall be reworded as follows:

“(9)

The share capital of the Company is conditionally increased by up to EUR 917,501.00 by issuing up to 917,501 new no-par value bearer or registered shares (auf den Inhaber oder den Namen lautende Stückaktien) (Conditional Capital 2022/I). The conditional capital serves to grant shares to the holders of convertible bonds or bonds with warrants issued by the Company or a domestic or foreign company dependent on it or in which it directly or indirectly holds a majority interest on the basis of the authorization of the Annual General Meeting on July 14, 2022, until and including July 13, 2027. The conditional capital increase will only be implemented to the extent that holders of such bonds exercise their conversion or option rights or conversion obligations under such bonds are fulfilled, and to the extent that no other forms of settlement are used. The new shares shall participate in profits of the Company from the beginning of the financial year in which they are created; instead, the new shares shall carry profit participation rights from the beginning of the financial year preceding their issuance provided that the general meeting has not already resolved on the appropriation of the net retained profits for such financial year when the new shares are issued. The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the implementation of the conditional capital increase. The Supervisory Board is authorized to amend the wording of the Articles of Association in accordance with the respective utilization of the conditional capital.”

14.	Resolution on the granting of an authorization pursuant to section 71 para. 1 no. 8 AktG on the acquisition and on the use of treasury shares with possible exclusion of offer and subscription rights

In order to be in a position to acquire treasury shares in the future, the Management Board shall be authorized to acquire treasury shares with the consent of the Supervisory Board.

The Management Board and the Supervisory Board propose that the following be resolved:

a)	Creation of an acquisition authorization

The Management Board is authorized until and including July 13, 2027, with the consent of the Supervisory Board, to acquire treasury shares in the Company up to a total of 10% of the share capital at the time the resolution is adopted by the Annual General Meeting or – if this value is lower – of the share capital of the Company at the time the authorization is exercised. The shares acquired on the basis of this authorization, together with other treasury shares of the Company held by the Company or attributable to it in accordance with sections 71d and 71e AktG, may at no time account for more than 10% of the Company’s share capital. The acquisition may also be carried out by dependent Group companies of the Company within the meaning of section 17 AktG or by third parties for its or their account.

This authorization may also be exercised by a Group company or by third parties for the account of the Company or a Group company. The authorization may be exercised for all legally permissible purposes, in particular in pursuit of one or more of the purposes set out under c) (1) to (5) below. Trading in treasury shares may not take place. The authorization may be exercised in whole or in part, in the latter case also on several occasions. The shares may be acquired within the authorization period up to the maximum acquisition volume in partial tranches spread over different acquisition dates.

b)	Method and manner of acquiring treasury shares

The acquisition shall be effected in compliance with the principle of equal treatment (section 53a AktG) at the discretion of the Management Board (i) via the stock exchange or (ii) by means of a public purchase offer addressed to all shareholders or (iii) by means of a public invitation to shareholders to submit offers for sale (the acquisition pursuant to (ii) and (iii) hereinafter “Public Purchase Offer”).

aa)	Acquisition via the stock exchange

If the treasury shares are acquired via the stock exchange, the purchase price paid by the Company per no-par value share (excluding incidental acquisition costs) may not be more than 10% higher or lower than the volume-weighted average price of the Company’s shares in Xetra trading (or a functionally comparable successor system replacing it) on the Frankfurt Stock Exchange during the last five trading days prior to the date on which the obligation to acquire the shares is entered into.

bb)	Acquisition of the shares by way of a Public Purchase Offer

If the shares are acquired by way of a Public Purchase Offer, the Company may specify a fixed purchase price or a purchase price range per share (excluding incidental acquisition costs) within which it is willing to acquire shares. In the Public Purchase Offer, the Company may specify a period for the acceptance or submission of offers and the possibility and conditions for adjusting the purchase price range during the period in the event of not merely insignificant changes in the share price. In the event of a purchase price range, the purchase price shall be determined on the basis of the selling prices stated in the shareholders’ acceptance or tender declarations and the purchase volume determined by the Management Board after the end of the offer period.

(1)

In the event of a public purchase offer by the Company, the purchase price offered or the purchase price range per share (excluding incidental costs) may not be more than 10% higher or lower than the volume-weighted average price of the Company’s shares in Xetra trading (or a functionally comparable successor system replacing Xetra) on the Frankfurt Stock Exchange during the last five trading days prior to the date of the public announcement of the offer. In the event of an adjustment of the purchase price range by the Company, the last five stock exchange trading days prior to the public announcement of the adjustment shall be taken as a basis.

(2)

In the event of an invitation to shareholders to submit offers for sale, the purchase price (excluding incidental acquisition costs) per share of the Company determined on the basis of the offers submitted may not be more than 10% higher or lower than the volume-weighted average price of the Company’s shares in Xetra trading (or a functionally comparable successor system replacing it) on the Frankfurt Stock Exchange during the last five trading days prior to the date of publication of the invitation to submit offers for sale.

The volume of the purchase offer or the invitation to sell may be limited. If the total number of shares tendered to the Company exceeds the total volume of the Company’s purchase offer or invitation to sell, consideration or acceptance shall be in proportion to the total volume of the purchase offer or invitation to sell in relation to the total number of shares tendered by the shareholders. In addition, provision may be made for preferential acceptance of small lots of up to 100 shares tendered per shareholder and for rounding in accordance with commercial principles in order to avoid fractional shares. Any further right of shareholders to tender shares is excluded in this respect. The Public Purchase Offer may provide for further conditions.

c)	Authorization for use

The Management Board is authorized, with the approval of the Supervisory Board, to use the treasury shares acquired on the basis of the above acquisition authorization for all legally permissible purposes. In addition to a sale on the stock exchange or by means of an offer to all shareholders, in each case in compliance with the principle of equal treatment (section 53a AktG), the Management Board is authorized, with the consent of the Supervisory Board, to use the treasury shares acquired on the basis of the above acquisition authorization also in the following manner:

(1)

They may be offered for acquisition to and/or transferred to third parties against contributions in kind, in particular in connection with business combinations or the acquisition of companies, businesses, parts of businesses or equity interests in companies (including increases in existing shareholdings) as (partial) consideration.

(2)	They may be sold to third parties against payment in cash at a price (excluding incidental costs of realization) which is not significantly lower than the stock market price of a share in the Company at the time of sale within the meaning of section 186 para. 3 sentence 4 AktG.

(3)

They may be used to service purchase obligations or purchase rights to shares in the Company arising from and in connection with convertible bonds or bonds with warrants or profit participation rights with conversion or option rights or conversion or option obligations issued by the Company or one of its Group companies.

(4)

They may be granted to employees of the Company or of a company affiliated with it within the meaning of sections 15 et seqq. AktG as well as members of the management of the Company or of a company affiliated with the Company within the meaning of sections 15 et seqq. AktG and/or be used to fulfill commitments to purchase or obligations to purchase shares of the Company which are held by employees of the Company or of a company affiliated with it within the meaning of sections 15 et seqq. AktG as well as members of the management of the Company or of a company affiliated with it within the meaning of sections 15 et seqq. AktG. In particular, they may also be used to service purchase obligations or purchase rights to shares in the Company entered into with employees or members of the management of the Company or of an enterprise affiliated with it within the meaning of sections 15 et seqq. AktG within the framework of employee stock option programs. Insofar as members of the Management Board of the Company are beneficiaries, this authorization applies to the Supervisory Board, which is also responsible for selecting the beneficiaries and determining the volume of shares to be granted to them in each case.

(5)

They may be redeemed and the share capital of the Company reduced by the portion of the share capital attributable to the retired shares without the redemption or its implementation requiring a further resolution by the general meeting. The redemption shall result in a capital reduction. In derogation of the foregoing, the Management Board may determine that the share capital shall remain unchanged upon redemption and that instead the redemption shall increase the proportion of the share capital represented by the remaining shares in accordance with section 8 para.3 AktG. In this case, the Management Board is authorized to adjust the number of non-par value shares in the Articles of Association.

The aforementioned authorizations may be exercised in full or in several partial amounts and in pursuit of one or more purposes. The authorizations may also be exercised by dependent companies or companies majority-owned by the Company or by third parties for the account of the Company or companies dependent on the Company or companies majority-owned by the Company.

Shareholders’ subscription rights to the Company’s treasury shares are excluded to the extent that these shares are used in accordance with the above authorizations under items (1) to (4). In addition, the Management Board may, with the approval of the Supervisory Board, exclude shareholders’ subscription rights for fractional amounts in the event of the sale of shares in connection with an offer for sale.

In total, the shares used on the basis of the authorizations under lit. c) (2) and (3) above, insofar as they are issued in direct or corresponding application of section 186 para. 3 sentence 4 AktG (with exclusion of subscription rights against cash contributions not significantly below the stock market price), may not exceed 10% of the share capital, either at the time of the resolution or – if this value is lower – at the time of exercise of this authorization. Shares issued or sold by direct or mutatis mutandis application of section 186 para. 3 sentence 4 AktG during the period of validity of this authorization up to this point in time shall be counted towards this limit. Shares issued or to be issued to service option or conversion rights or to fulfil option or conversion obligations shall also be counted towards this limit insofar as these bonds are issued during the effectiveness of this authorization under exclusion of the subscription right in accordance with section 186 para. 3 sentence 4 AktG.

d)	American Depositary Shares

To the extent legally permissible, the above authorization also includes certificates representing shares of the Company in the form of so-called American Depositary Shares of the Company (each individually an “ADS”, together “ADSs”). The Company’s share shall be replaced by the corresponding number of ADSs per share (currently four ADSs represent one share) and the holders of ADSs shall replace the shareholders. Insofar as the above authorization refers to the stock exchange price of the shares of the Company, this shall apply with regard to ADSs to the relevant price of the ADSs on the New York Stock Exchange or on the stock exchange NASDAQ.

15.

Resolution on a further authorization to grant subscription rights to members of the Management Board of the Company under a new stock option plan and creation of a new conditional capital (Conditional Capital 2022/II and corresponding amendment to section 4 (Share Capital) of the Articles of Association)

In order to be able to continue to bind Management Board members of the Company to the Company by means of a variable remuneration component with a long-term incentive effect, under agenda item 15 it is intended to create the possibility of issuing subscription rights to shares of the Company to members of the Management Board of the Company under a stock option program which corresponds to the requirements of the remuneration system submitted for approval under agenda item 7 (the “Stock Option Program”).

The Management Board and the Supervisory Board propose that the following resolution be adopted:

a)	Authorization to issue stock options with subscription rights to shares in the Company

The Supervisory Board is authorized to grant subscription rights (stock options) for a total of up to 115,000 no-par value bearer or registered shares of the Company to members of the Management Board of the Company (“Beneficiaries”) on one or more occasions until and including July 13, 2027 (“Authorization Period”).

One stock option grants a subscription right to one share in the Company. The subscription rights of the shareholders are excluded. To the extent that stock options forfeit due to termination of employment with the Company or for other reasons during the Authorization Period, a corresponding number of stock options may be again granted to Beneficiaries. The subscription rights exercised may be fulfilled, at the Company’s discretion, either by utilizing the Conditional Capital 2022/II proposed for resolution or by treasury shares of the Company. In addition, the Company also has the right to settle in cash. The grant of the stock options and the issuance of the subscription shares shall take place in accordance with the following provisions:

(i)	Beneficiaries

The group of beneficiaries includes the members of the Management Board of the Company.

(ii)	Issue periods (acquisition periods)

Stock options may be issued in tranches once a month in accordance with a stock option program to be launched once or repeatedly (each an “Issue Period”).

The relevant provisions shall be determined by the Supervisory Board of the Company (the “Terms and Conditions”). The “Grant Date” shall be the date on which the offer to grant stock options is received by the respective Beneficiary, irrespective of the date of acceptance of the offer. The offer may specify a later date as the Grant Date.

(iii)	Waiting period

Stock options may be exercised for the first time after expiry of the waiting period. The waiting period of a tranche of stock options begins in each case on the specified Grant Date and ends at the earliest at the end of the fourth anniversary after the Grant Date.

(iv)	Performance targets

Stock options may only be exercised if and to the extent that the performance targets as described below have been achieved:

The performance targets are linked to the absolute share price performance of the Company’s shares and to the achievement of an Environment Social Governance target (“ESG target”) during the waiting period, whereby within the overall target achievement, the absolute share price performance is weighted with 80% and the ESG target with 20%.

Absolute share price development

The absolute share price performance target is linked to the development of the Company’s share price during the waiting period. To determine whether the performance target has been achieved, the last year of the waiting period is divided into four quarters and the three-month volume-weighted average price of the Company’s share or the three-month volume-weighted average price, to be converted into amounts per share, of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares (in each case a “Relevant Closing Price”) is determined at the end of each quarter. The performance target is 100% achieved if at least one Relevant Closing Price is at least 50% above the exercise price. The relevant trading system shall be determined on the basis of the average trading volume in shares of the Company or in rights or certificates representing such shares during the relevant three months. If the absolute share price performance target is not achieved, the target achievement for this performance target shall be 0%. A target achievement above 100% is not possible.

ESG Target

The ESG target is composed of a diversity target and an employee engagement target as follows:

For the purpose of determining the achievement of the diversity target, the Supervisory Board determines the percentage of women within the Mynaric Group at the beginning of the waiting period. The diversity target is achieved if the percentage of women within the Mynaric Group at the end of the waiting period is 5 percentage points higher than the percentage of women determined at the beginning of the waiting period. If the share of women at the beginning of the waiting period is at least 30% or if a share of women within the Mynaric Group of at least 30% is achieved during the waiting period, the diversity target is achieved if the share of women within the Mynaric Group is still at least 30% at the end of the waiting period.

The employee engagement target is achieved if the employee satisfaction within the Mynaric Group, as determined by an external service provider, exceeds the employee engagement at the beginning of the waiting period by at least 5 percentage points. If the employee engagement at the beginning of the waiting period is at least 80% or if a employee engagement of at least 80% is achieved during the waiting period, the employee engagement target is achieved if the employee engagement is still 80% at the end of the waiting period.

At the end of the waiting period, the Supervisory Board determines target achievement for the ESG target as follows: If none of the above targets has been achieved by the end of the waiting period, target achievement for the ESG target is 0%. If one of the above targets has been achieved, the target achievement for the ESG target is 50%. If both of the above targets are achieved, the target achievement for the ESG target is 100%. A target achievement of the ESG target above 100% is not possible.

For the overall target achievement, the achievement of the absolute share price performance target is weighted with 80% and the ESG target with 20%. The result forms the overall target achievement level (as a percentage), which (rounded down to the nearest whole number) determines the number of exercisable stock options.

(v)	Exercisability of stock options

Stock options are only exercisable if the waiting period has expired and to the extent the performance targets have been met. The stock options shall be settled in (treasury or new) shares of the Company, with each stock option entitling the Beneficiary to subscribe for one share, or, at the Company’s discretion, as a cash payment in the amount of the closing price of the Company’s share on the last trading day prior to the exercise date in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the last ten days prior to the exercise date on which this trading system was open for general stock market trading.

(vi)	Exercise periods and term

The stock options may be exercised by the Beneficiaries within five years after the date on which the waiting period has expired (“Exercise Period”). The Exercise Period may be extended appropriately by the Supervisory Board of the Company if, due to statutory or internal company regulations, exercise is not possible at the end of the original Exercise Period. The term of the stock options ends upon expiry of the respective (possibly extended) Exercise Period. Stock options that have not been exercised by the end of the respective Exercise Period shall forfeit without entitlement to compensation.

(vii)	Exercise price

Upon exercise of the stock options, an exercise price shall be paid for each share to be subscribed. The exercise price per share shall correspond to the volume-weighted six-month average price of the Company’s share on the day before the Grant Date or the volume-weighted six-month average price on the day before the Grant Date, to be converted into amounts per share, of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the ten days preceding the day before the issue period on which this trading system was open for general stock exchange trading. The minimum exercise price shall be at least equal to the lowest issue price within the meaning of section 9 para. 1 AktG.

(viii)	Replacement rights of the Company

The Company may settle exercised stock options by issuing new no-par value bearer or registered shares from the Conditional Capital 2022/II to be created for this purpose in accordance with the following. The Company is also entitled to deliver treasury shares in whole or in part instead of new shares. Furthermore, the Company is entitled, in whole or in part, instead of delivering (new or treasury) shares, to make a cash payment equal to the value of the shares to be delivered upon exercise of shares less the exercise price, whereby the amount of the cash payment per share corresponds to the closing price of the Company’s shares on the last trading day prior to the exercise date in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the last ten days prior to the exercise date on which this trading system was open for general stock exchange trading. The decision as to which alternative shall be chosen by the Company in each individual case shall be made by the Supervisory Board of the Company.

(ix)	Personal right

The stock options are not legally transferable or pledgeable, but they are inheritable to the extent that they are vested. Likewise, a transfer for the fulfillment of legacies is permissible. The stock options may only be exercised by the respective Beneficiary himself or his heirs or legatees. If stock options can no longer be exercised in accordance with the above provision, they shall expire without replacement or entitlement to compensation. The provision on the authorization to reissue expiring stock options to beneficiaries remains unaffected.

The Terms and Conditions may provide for stock options to be forfeited in whole or in part without replacement or entitlement to compensation if the service relationship of a Beneficiaries ends. Stock options that have lapsed as a result may be reissued. Special provisions may be included for the event of death, retirement, occupational disability and other special cases of departure, as well as in the event of a change of control and to meet statutory requirements. The decision on special provisions is the responsibility of the Supervisory Board.

(x)	Anti-dilution

The terms and conditions of the stock option program may contain customary anti-dilution clauses on the basis of which the economic value of the stock options is essentially secured in accordance with the provision in section 216 para. 3 AktG, in particular by taking into account any stock split, capital increases from company funds with the issue of new shares or other measures with comparable effects when determining the number of shares to be issued per stock option.

(xi)	Profit share entitlement

The new no-par value bearer shares shall carry dividend rights from the beginning of the financial year for which, at the time the subscription right is exercised, no resolution has yet been passed by the general meeting on the appropriation of the net retained profits.

(xii)	Authorization to determine further details

The further details of the granting and fulfillment of stock options for the issue of shares from Conditional Capital 2022/II and the further conditions of the stock option program shall be determined by the Supervisory Board of the Company.

Further provisions include in particular the decision on the one-time or repeated issuance of tranches for the utilization of the authorization to grant stock options, as well as provisions on the implementation of the stock option program and the different tranches and the procedure for the allocation and exercise of stock options, the allocation of stock options to individual Beneficiaries, the determination of the Grant Date within the respective Issue Period, and provisions on the exercisability or expiry in special cases, in particular in the event of Beneficiaries leaving the employment relationship, in the event of death or in the event of a change of control, the conclusion of an intercompany agreement or a delisting, for compliance with a maximum remuneration for members of the Management Board, for adjustment in the event of extraordinary developments and for the retention or reclaiming of stock options, as well as for compliance with statutory requirements

(xiii)	Conditional Capital 2022/II

The share capital of the Company shall be conditionally increased by up to EUR 115,000.00 by issuing up to 115,000 new no-par value bearer or registered shares (Conditional Capital 2022/II). The conditional capital increase serves exclusively to grant subscription rights to shares (stock options) to members of the Management Board of the Company granted on the basis of the authorization of the Annual General Meeting on July 14, 2022. The shares will be issued at the issue price specified in the above authorization. The conditional capital increase will only be implemented to the extent that subscription rights are exercised and the Company does not grant treasury shares or cash remuneration to fulfill the subscription rights. The new shares shall carry dividend rights from the beginning of the financial year for which, at the time the subscription right is exercised, no resolution has yet been passed by the general meeting on the appropriation of net retained profits. The Supervisory Board of the Company is authorized to determine the further details of the conditional capital increase and its implementation.

b)	Amendment of the Articles of Association

The following paragraph 11 is added to section 4 of the Articles of Association:

“(11) The share capital of the Company is conditionally increased by up to EUR 115,000.00 by issuing up to 115,000 new no-par value bearer or registered shares (auf den Inhaber oder den Namen lautende Stückaktien) (Conditional Capital 2022/II). The conditional capital increase serves exclusively to grant subscription rights to shares (stock options) to members of the Management Board of the Company granted on the basis of the authorization of the Annual General Meeting on July 14, 2022. The shares will be issued at the issue price specified in the authorization. The conditional capital increase will only be implemented to the extent that subscription rights are exercised and the Company does not grant treasury shares or a cash payment to fulfill the subscription rights. The new shares shall carry dividend rights from the beginning of the financial year for which, at the time the subscription right is exercised, no resolution has yet been passed by the general meeting on the appropriation of net retained profits. The Supervisory Board of the Company is authorized to determine the further details of the conditional capital increase and its implementation. The Supervisory Board is also authorized to amend the wording of the Articles of Association in each case to reflect the issue of subscription shares. “

The Management Board and the Chairman of the Supervisory Board are authorized to register the Conditional Capital 2022/II and the corresponding amendment to the Articles of Association for registration with the commercial register independently of the other resolutions of the Annual General Meeting.

16.

Resolution on the creation of a new authorized capital with the option to exclude subscription rights (Authorized Capital 2022/II) and a corresponding amendment to section 4 (Share Capital) of the Articles of Association

The Management Board intends, with the approval of the Supervisory Board, to adopt an additional Restricted Stock Unit Program as a long-term stock-based remuneration element for selected employees of the Company and its affiliates (the “Participants”) (the “RSUP”). The RSUP shall be substantially similar to the Restricted Stock Unit Program already in place at the Company.

An attractive and competitive remuneration program is an essential component in attracting and retaining highly qualified employees over the long term. Under the RSUP, the Company shall be able to grant participants so-called “restricted stock units” (“RSUs”) which, under certain conditions, grant the Participant a right to a cash payment, a transfer of shares in the Company or a combination of cash payment and shares in the Company, with the total amount of the Participant’s entitlement depending on the development of the Company’s share price. The Company has the option, at its sole discretion, to decide whether to fulfil the Participant’s claim by cash payment, in shares of the Company or by a combination of cash payment and shares of the Company. In order to enable the Company in this context to issue new shares and to fulfil the Participants’ payment claims when they become due, a new authorized capital (Authorized Capital 2022/II) shall be created. The Management Board and Supervisory Board therefore propose that the following resolution be adopted:

a)	Creation of Authorized Capital 2022/II with exclusion of subscription rights

The Management Board is authorized, with the consent of the Supervisory Board, to increase the share capital of the Company until and including July 13, 2027, by up to EUR 262,147.00 on one or several occasions by issuing up to 262,147 new no-par value bearer or registered shares against contribution in cash and/or in kind (Authorized Capital 2022/II).

The shareholders’ subscription rights are excluded. The Authorized Capital 2022/II serves to deliver shares of the Company to fulfil restricted stock units (RSUs) granted under the Company’s Restricted Stock Unit Program (RSUP) to selected employees of the Company and its affiliated companies in accordance with the RSUP in return for the contribution of the respective payment entitlements arising under the RSUs.

The issue amount of the new shares may be provided by contributions in cash and/or in kind, in particular also by the contribution of claims against the Company under the RSUP. The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the capital increase and its implementation; this also includes the determination of the dividend entitlement of the new shares, which, in deviation from section 60 para. 2 AktG, may also be determined for a financial year that has already expired if, at the time of the issuance of the new shares, a resolution by the general meeting on the appropriation of profits for this financial year has not yet been adopted.

The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the capital increase and the terms and conditions of the share issue. The Management Board is further authorized to issue the RSUs. The Supervisory Board is authorized to amend section 4 of the Articles of Association after full or partial implementation of the capital increase in accordance with the respective utilization of the authorized capital and after expiry of the Authorization Period.

b)	Addition to section 4 of the Articles of Association

The following new paragraph 12 is added to section 4 of the Articles of Association:

“(12) The Management Board is authorized, with the consent of the Supervisory Board, to increase the share capital of the Company in the period up to and including July 13, 2027 by up to EUR 262,147.00 on one or more occasions by issuing up to 262,147 new no-par value bearer or registered shares (auf den Inhaber oder den Namen lautende Stückaktien) against contribution in cash and/or in kind (Authorized Capital 2022/II).

The shareholders’ subscription rights are excluded. The Authorized Capital 2022/II serves to deliver shares of the Company to fulfil restricted stock units (RSUs) granted under the Company’s Restricted Stock Unit Program (RSUP) to selected employees of the Company and its affiliated companies in accordance with the RSUP in return for the contribution of the respective payment claims arising under the RSUs. The issue price of the new shares may be paid in cash and/or in kind, in particular also by contributing claims against the Company under the RSUP. The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the capital increase and its implementation; this also includes the determination of the dividend entitlement of the new shares, which, in deviation from section 60 para. 2 AktG, may also be determined for a financial year that has already expired if, at the time of the issuance of the new shares, a resolution by the general meeting on the appropriation of profits for this financial year has not yet been adopted.

The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the capital increase and the terms and conditions of the share issuance. This authorization also already covers the issue of RSUs. The Supervisory Board is authorized to amend section 4 of the Articles of Association after full or partial implementation of the capital increase in accordance with the respective utilization of the authorized capital and after expiry of the authorization period.”

c)	Application for registration with the commercial register

The Management Board and the Chairman of the Supervisory Board are authorized to register the Authorized Capital 2022/II and the corresponding amendment to the Articles of Association with the commercial register independently of the other resolutions of the Annual General Meeting.

II.

Remuneration system for the members of the Management Board of Mynaric AG

A.	Basic principles of the remuneration system for the members of the Management Board of Mynaric AG

The remuneration system for the members of the Management Board of Mynaric is designed in such a way that it significantly contributes to the promotion of the business strategy and the long-term development of Mynaric AG. Against this background, the remuneration for the members is structured as fixed remuneration on the one hand and short-term variable and long-term variable remuneration on the other hand, thereby creating an incentive for results-oriented and sustainable corporate management and providing for the possibility to strongly focus on long-term variable remuneration. The amount of the long-term variable remuneration of the members of the Management Board depends amongst others on the development of the share price of the share of Mynaric AG in order to link the interests of the members of the Management Board with those of the shareholders. In addition, non-financial (ESG) objectives have been integrated into the remuneration structure to further incentivize sustainable and future-oriented action.

In designing the remuneration system, the Supervisory Board was guided in particular by the following principles:

The remuneration system for the members of the Management Board of Mynaric AG is designed in a clear and comprehensible manner. It complies with the requirements of section 87a AktG to the greatest possible extent and the recommendations of the GCGC, provided that no deviation from these recommendations is declared. The Supervisory Board’s objective is to offer the members of the Management Board, within this regulatory framework and in compliance with the above principles for the design of the remuneration system, a remuneration package that is both in line with the market and competitive, while at the same time retaining sufficient flexibility to be able to react to structural changes and changing market conditions.

B.	Process for determining, implementing and reviewing the remuneration system

The remuneration system for the Management Board of Mynaric AG is determined by the Supervisory Board, with the support of its compensation committee, in accordance with section 87a para. 1 sentence 1 AktG.

The Supervisory Board may, if necessary, consult an external remuneration expert to develop the remuneration system and assess the appropriateness of the remuneration. The remuneration expert will be rotated from time to time. When consulting an external remuneration expert, the Supervisory Board ensures his independence from the Management Board and the Company. In the past, the Supervisory Board has also consulted an external remuneration expert for the assessment of the appropriateness of the remuneration and has ensured compliance with the above principles. The Supervisory Board has further consulted an external remuneration expert in the course of the development of this remuneration system.

The remuneration system is regularly reviewed by the Supervisory Board, with the support of its compensation committee.

The remuneration system is submitted to the General Meeting for approval in case of any material change, but at least every four years. If the General Meeting does not approve the proposed remuneration system, a reviewed remuneration system will be submitted for approval at the latest at the following Annual General Meeting.

Throughout the entire process of determining, implementing and reviewing the remuneration system, the requirements of the AktG and the Supervisory Board’s rules of procedure, as well as the recommendations of the GCGC regarding the avoidance and handling of conflicts of interest, are complied with.

The remuneration system applies to all service agreements to be concluded or extended from August 1, 2022, onwards.

C.	Remuneration structure

The remuneration system for the members of the Management Board consists of fixed, non-performance-related and variable, performance-related remuneration components. The fixed, non-performance-related remuneration consists of a fixed base salary and customary fringe benefits, which may vary in amount depending on the occasion and the member of the Management Board.

The variable, performance-related remuneration consists of a short-term variable remuneration component in the form of an annual bonus and a long-term variable remuneration component in the form of a stock option plan and a virtual share program, so-called stock appreciation rights.

D.	Target remuneration

On the basis of the remuneration system, the Supervisory Board determines the amount of the target total remuneration for the individual members of the Management Board for each upcoming financial year. The target total remuneration comprises the sum of all fixed and variable remuneration components for one year in the event of 100% target achievement. The target total remuneration to be determined for each member of the Management Board is set in an adequate proportion to the responsibilities and performance of the respective member of the Management Board and the situation of the Company. In addition, the Supervisory Board ensures that the target total remuneration is appropriate and in line with market practice.

1.	Horizontal comparison

Mynaric AG follows a market-oriented remuneration philosophy. In order to assess whether the remuneration of the individual members of the Management Board is in line with customary market practice, the Supervisory Board, in a first step, makes a horizontal comparison with the remuneration paid to the members of the Management Board of a group of comparable companies to be determined by the Supervisory Board, taking into account in particular the market position of Mynaric AG (including market capitalization, industry, size and country as well as the listing on the NASDAQ Global Select Market) and the overall economic situation of Mynaric AG.

In order to take into account the better comparability of Mynaric AG with companies especially in the European and U.S. market (in particular due to the specific business model of Mynaric AG), the Supervisory Board initially considers industry-specific European and U.S. companies of comparable size in the composition of the peer group, but also German listed tech companies. The Supervisory Board may also consider other listed companies of comparable size in Germany and abroad.

2.	Vertical comparison

In addition, the Supervisory Board considers the level of remuneration of the members of the Management Board in relation to the remuneration structure within Mynaric-Group, based on the annual base salary of the members of the Management Board as well as the variable remuneration in the case of (assumed) 100% target achievement. In this vertical comparison, the Supervisory Board considers the average remuneration of the first two management levels below the Management Board of Mynaric AG, consisting of the executive level and the head-of/vice president level. Furthermore, the Supervisory Board also takes into account the average remuneration of the total workforce of the Mynaric Group over time.

In the event of significant shifts in the relation between the remuneration of the members of the Management Board of Mynaric AG and the remuneration of the vertical peer groups, the Supervisory Board examines the causes for the shift. In such event it will be presented and reported in detail in the remuneration report.

3.	Differentiation according to different requirements for the Management Board positions

When determining the target total remuneration of the individual members of the Management Board, the Supervisory Board may differentiate in view of different requirements of the respective Management Board function, market conditions or qualification and experience of the members of the Management Board. When determining the target total remuneration, the Supervisory Board may therefore, in particular, make differentiations depending on the function of the members of the Management Board (CEO or ordinary board member), the responsibility within the Management Board or the experience or term of membership in the Management Board, and may also take into account differences in the relevant competitor markets of the Mynaric-Group.

4.	Composition of the target total remuneration

The remuneration system for the members of the Management Board allows the Supervisory Board to differentiate in the determination of the target total remuneration depending on the function of the respective member of the Management Board and with a view to the different risk profiles of the Management Board candidates regarding the portion of long-term variable remuneration. In addition, the Supervisory Board can adjust individual remuneration components in the context of the annual review of the remuneration of the members of the Management Board, considering customary market practice, appropriateness and the weighting as per below ranges. Against this background, the share of the individual remuneration components within the target total remuneration are presented in percentage ranges. When calculating the target total remuneration for a financial year, the Supervisory Board also takes into account any group remuneration of individual members of the Management Board.

The target total remuneration for all members of the Management Board (CEO and ordinary board members) is as follows:

The fixed base salary represents around 20%-35% of the target total remuneration. Short-term variable remuneration (annual bonus) represents around 10%-15% of the target total remuneration, while long-term variable remuneration represents around 50%-70% of the target total remuneration. Fringe benefits represent up to 5% of the target total remuneration. In exceptional cases, Management Board members may receive an additional allowance for double householding. In this case, the portion of fringe benefits within the target total remuneration may increase.

In accordance with the recommendation of the GCGC, the Supervisory Board ensures, when determining the target total remuneration, that the variable remuneration resulting from the achievement of long-term targets exceeds the proportion of short-term targets. This ensures that the remuneration system is focussed on the long-term development and implementation of the business objectives of Mynaric AG, without losing the achievement of short-term, especially operational, objectives out of sight.

5.	Caps and maximum remuneration

In order to achieve a balanced risk-reward profile and a corresponding incentive effect of the remuneration system, the variable remuneration components are designed in such way that the payout can be zero. Further, the annual bonus and the stock appreciation rights provide for maximum payout limits (cap).

In addition, in accordance with section 87a para. 1 sentence 2 no. 1 AktG, the Supervisory Board has defined a maximum remuneration for the members of the Management Board, which includes the sum of the fixed remuneration, including fringe benefits, as well as the variable remuneration. In this regard, it is not decisive when the respective remuneration component is paid out, but for which financial year it has been granted. The Supervisory Board regularly reviews the appropriateness of the maximum remuneration. This appropriateness review is carried out in connection with the horizontal and vertical comparison. When reviewing compliance with maximum remuneration, the Supervisory Board also includes any group remuneration of individual members of the Management Board.

Mynaric AG is a young, fast-growing and ambitious company in a specific business area. The members of the Management Board of Mynaric AG are fully committed to the Company’s objective to become the world’s leading provider of network equipment for the aerospace communication industry and thus are required to bring the founding mindset and willingness to take risks which is necessary to achieve the Company’s ambitious objectives. In order to underline and support this founding mindset and high risk orientation, the remuneration structure of Mynaric AG provides for the flexibility to strongly focus on the long-term development of the Company by granting risk-oriented Management Board members a rather low fixed remuneration and a high proportion of long-term variable remuneration to the members of the Management Board, whereby less risk-oriented Management Board members may choose a remuneration structure that provides for a higher portion of fixed remuneration. The Supervisory Board is of the opinion, that this risk-orientation and the willingness of Management Board candidates to strongly commit themselves to the long-term development of Mynaric AG should be rewarded by the possibility to also significantly participate in the success of Mynaric AG and that the entrepreneurial mindset of the Management Board members should be supported, honored and further incentivized. Against this background, the maximum remuneration for a financial year – regardless of whether the payout occurs in this financial year or at a later date – is EUR 6,000,000.00 for the CEO and EUR 4,000,000.00 for each ordinary board member. The maximum remuneration will however only be reached in case a Management Board member chooses a risk-oriented remuneration profile with a high portion of long-term variable remuneration and in case of an overachievement of performance targets and a significant multiplication of the Company’s share price. In case, targets will not be achieved or will be achieved, but no multiplication of the share price occurs, or in case a Management

Board candidate choose a less risk-oriented remuneration profile with a higher portion of fixed remuneration, a lower remuneration will be granted and the maximum remuneration will not be reached.

E.	Remuneration components in detail

1.	Fixed remuneration components

The fixed remuneration of the members of the Management Board comprises a fixed base salary as well as individually agreed fringe benefits and other benefits granted in exceptional cases.

a.	Base salary

Each member of the Management Board receives a fixed base salary agreed on an individual basis, which is generally paid out in twelve monthly installments.

b.	Fringe benefits

In addition, the members of the Management Board generally receive customary fringe benefits such as contributions to health and care insurances as well as relocation benefits and allowances for double householding in exceptional cases.

c.	Other services

Finally, the Supervisory Board may, in exceptional cases, agree with the respective member of the Management Board on payments in connection with their appointment as a member of the Management Board of Mynaric AG.

2.	Variable remuneration components

The variable, performance-based remuneration of the members of the Management Board of Mynaric AG consists of a short-term remuneration component, the annual bonus and a long-term remuneration component, a stock option plan and stock appreciation rights, and significantly contributes to the long-term and sustainable development of Mynaric AG and the Mynaric-Group. The short-term and long-term remuneration components depend on the achievement of financial and non-financial performance targets. In addition, under certain prerequisites, the Supervisory Board may grant the members of the Management Board a bonus in the event of an investment by a strategic investor in the equity of

Company to incentivize the attraction of external investors by the Management Board members and to further strengthen the Company’s equity base.

a.	Annual bonus (Short-Term Incentive, STI)

The annual bonus mainly depends on the business success of Mynaric AG in the respective financial year. It is calculated on the basis of the achievement of one financial and one operational performance target to be defined by the Supervisory Board for each financial year. In addition, to further incentivize long-term oriented action of the Management Board members, the Supervisory Board takes into account the achievement of one ESG-target by way of a modifier.

The definition of both financial and non-financial targets for the annual bonus rewards the implementation of the business strategy of Mynaric AG and at the same time creates an incentive for sustainable and future-oriented actions of the members of the Management Board. The annual bonus will be paid out in cash within two weeks after the approval of the annual financial statements for the respective financial year.

Definition of performance targets

The Supervisory Board deems it to be in the best interest of the Company and the shareholders to newly define the performance targets for each financial year to ensure that the defined performance targets are always demanding and ambitious and are subject to an ongoing development and review to take sufficiently account of the fast and constant growth and change of Mynaric AG. Therefore, for each financial year the Supervisory Board will newly set one one financial target and one operational target out of the following target catalog, thereby ensuring that the defined performance targets will be both ambitious and measurable.

For each performance target, the Supervisory Board defines a target value, which will result in a target achievement of 100% of the respective performance target. Further, the Supervisory Board will define a mimimum value and a maximum value, which result in a target achievement of 0% and 200% (maximum), respectively. Between the percentage points, the target achievement increases linearly. The financial target and the operational target are generally each weighted with 50% within the overall target achievement. However, the Supervisory Board may deviate from this weighting for up to +/- 10% for each performance target. If the target achievement for a performance target corresponds to less than 70%, the target achievement of this performance target will be 0% (hurdle).

The Supervisory Board generally sets the performance targets uniformally for all members of the Management Board, but may also define the performance targets individually for each member of the Management Board.

Besides the operational and the financial target, the Supervisory Board will take into account the achievement of one ESG-target by way of a modifier of between 0.9 and 1. The ESG-target will be linked to the demisability of terminals produced by Mynaric AG and will be defined by the Supervisory Board for each upcoming financial year.

Determination of target achievement and bonus amount

At the beginning of the subsequent financial year, the Supervisory Board first assesses the achievement (as a percentage) of both the operational and the financial performance target, whereas a target achievement of between 0% and 200% for each performance target is possible.

On the basis of the so-calculated target achievement for each performance target and of the weighting of both performance targets within the overall target achievement, the Supervisory Board calculates the average target achievement of the operational and the financial target, which may range between 0% and 200%.

In a second step, the Supervisory Board evaluates the achievement of the defined ESG-target, which will be taken into account by way of a modifier of between 0.9 and 1. If the defined ESG-target has been achieved until the end of the financial year, the modifier amounts to 1. If the defined ESG-target has not been achieved until the end of the financial year, the modifier amounts to 0.9.

As a next step, the average target achievement of the operational target and the financial target (as a percentage) will be multiplied with the modifier. The result forms the overall target achievement (as a percentage).

The amount of the annual bonus payment is determined as the overall target achievement multiplied by the target amount (50% of the annual base salary). The so-calculated payment amount is limited to 200% of the target amount.

The remuneration report for the respective financial year during which the bonus payment has occurred will transparently disclose the performance targets defined for the preceding financial year, the level of target achievement as well as the respective payout amounts for the STI. In addition, the remuneration report will also disclose an outlook on the performance targets defined for the subsequent financial year.

b.	Bonus in the event of an investment by a strategic investor

In addition, the Supervisory Board may grand the members of the Management Board a bonus in the event of an investment by a strategic investor in the equity of the Company to incentivize the attraction of external investors by the Management Board members and to further strengthen the Company’s equity base.

In the event of an investment by a strategic investor in the equity of the Company or in the event of a capital increase of the share capital of the Company against the issuance of shares to be subscribed by such investor, the Supervisory Board may grant to the Management Board members a bonus in the amount of up to 1% of the investment amount, but a maximum of EUR 1,000,000.00 per investment (cap).

c.	Long-term remuneration component (Long-Term Incentive, LTI)

The long-term remuneration of the Management Board members of Mynaric AG principally consists of a stock option plan. Instead of the stock option plan, the Supervisory Board has also the possibility to grant to the members of the Management Board so-called stock appreciation rights, which are mainly structured in the same way as the stock option plan, but shall give the Supervisory Board the flexibility to have a second variable remuneration component e.g., in case the Company has no sufficient conditional capital to settle the stock options under the stock option plan.

The performance targets set by the Supervisory Board both for the stock option plan and the stock appreciation rights are linked to the share price performance of Mynaric AG, weighted with 80% within the overall target achievement, and an ESG-target, weighted with 20% within the overall target achievement. The design of the long-term variable remuneration as a share price-based model and the additional consideration of an ESG target incentivize the contribution of the members of the Management Board to the long-term and sustainable development of the Company. In addition, the share-based structure of the remuneration also contributes to a stronger consideration of the interests of the shareholders.

(1)	Stock option plan

Key features of the stock option plan

The members of the Management Board may be granted stock options under a stock option plan. For this purpose, as part of the target remuneration for each member of the Management Board, the Supervisory Board determines a target value in Euro as grant value which will, based on the share price at the grant date, be converted into the initial number of stock options granted to the respective member of the Management Board.

The final number of exercisable stock options is linked to the overall degree of target achievement of two performance targets as set out below during a statutory waiting period of four years. For this purpose, the initial number of stock options is multiplied by the overall target achievement (as a percentage) and rounded down to the next whole number. The final number of exercisable stock options is limited to 100% of the initially granted stock options.

Stock options may only be exercised if the statutory four-year vesting period has expired. Furthermore, stock options may only be exercised (all at once or in tranches) within a fixed exercised period of five years following the expiry of the waiting period. The stock options are settled by the delivery of shares of the Company (new shares or treasury shares or a combination of both), with each exercisable stock option entitling the respective member of the Management Board to subscribe for one share. The Company may, at its discretion, also settle the stock options (in whole or partly) in cash. When the subscription rights are exercised, an exercise price corresponding to the volume-weighted six-months average share price of the share of Mynaric AG prior to the grant date or of the right or certificate representing the share of Mynaric AG in the trading system with the highest total trading volume in shares of the Company prior to the grant date is to be paid. In order to be able to settle the stock options in shares of the Company, Management Board and Supervisory Board will propose to the Annual General Meeting 2022 the creation of a new conditional capital.

Performance targets of the stock option plan

The overall target achievement is measured on the basis of two performance targets, the absolute share price performance of the share of Mynaric AG (weighted with 80% within the overall target achievement) and an ESG-target (weighted with 20% within the overall target achievement).

☐	Absolute share price performance

The performance target of the absolute share price performance is linked to the absolute performance of the Company’s share price during the waiting period as follows:

To determine whether the performance target is achieved, the last year of the waiting period will be divided into four quarters and the volume-weighted three-months average share price of the share of Mynaric AG or of the right or certificate representing the share of Mynaric AG in the trading system with the highest total trading volume in shares of the Company (each a “Relevant Closing Price”) will be evaluated as per the end of each quarter. The performance target is achieved by 100%, if at least one Relevant Closing Price exceeds the exercise price by at least 50%. The absolute share price performance is weighted with 80% within the overall target achievement.

☐	ESG-target

In addition to the absolute share price performance, the Supervisory Board defines an ambitious, measurable and transparent ESG-target to be achieved until the expiry of the four-year waiting period for the stock appreciation rights. The ESG-target shall be linked to diversity within Mynaric AG and the Mynaric-Group as well as to employee satisfaction within Mynaric AG and the Mynaric-Group. The Supervisory Board may however define other ESG-targets if this is more in line with the Company’s overall ESG strategy.

For this purpose, the Supervisory Board defines two targets for the defined ESG-target to be achieved until the expiry of the waiting period, which may result in a target achievement of between 0% and 100% as follows:

If none of the defined targets has been achieved until the expiry of the waiting period, the target achievement of the ESG-target is 0%. If one of the defined targets has been achieved, the target achievement of the ESG-target is 50%. If both defined targets have been achieved, the target achievement of the ESG-target is 100%. Any further increase of the target achievement is not possible (cap).

Determination of target achievement

After the expiry of the four-year waiting period, the Supervisory Board determines the degree of target achievement for both performance targets. On the basis of the target achievement of each performance target and the weighting of both performance targets within the overall target achievement, the Supervisoy Board calculates the overall target achievement, on the basis of which the final number of exercisable stock options will be determined by multiplying the initial number of stock options with the overall target achievement (as a percentage).

(2)	Stock appreciation rights

Key features of the stock appreciaton rights

Instead of stock options under the stock option plan, the Supervisory Board may grant so-called stock appreciation rights to the members of the Management Board. The stock appreciation rights form a cash-based variable remuneration program, the structure of which however mainly corresponds to the structure of the stock option plan. The Supervisory Board intends to have the flexibility to have one further variable remuneration component for the case that stock options cannot or shall not be granted to the members of the Management Board (e.g., in case the Company has no sufficient conditional capital to settle the stock options under the stock option plan).

For this purpose, as part of the target remuneration for each member of the Management Board, the Supervisory Board determines a targe value in Euro as grant value which will, based on the share price at the grant date, be converted into the initial number of stock appreciation rights granted to the respective member of the Management Board.

The final number of stock appreciation rights, comparable to the stock option plan, is linked to the overall degree of target achievement of two performance targets as set out below during a waiting period of four years. For this purpose, the initial number of stock appreciation rights is multiplied by the overall target achievement (as a percentage) and rounded down to the next whole number. The final number of stock appreciation rights is limited to 100% of the initially granted stock appreciation rights.

The final number of stock appreciation rights entitle the member of the Management Board to a cash payment, to be fulfilled by the Company within 90 business days after the expiry of the waiting period. The payout for each stock appreciation right corresponds to the volume-weighted three-months average share price of the share of Mynaric AG or of the right or certificate representing the share of Mynaric AG in the trading system with the highest total trading volume in shares of the Company prior to the expiry of the waiting period. Payouts made to the members of the Management Board under the stock appreciation rights are limited to 200% of the initial grant amount (cap). In case, this cap is exceeded, a respective number of stock appreciation rights will forfeit without entitlement to compensation. The Company may, in its sole discretion, deliver shares in the Company instead of a cash settlement, whereby one stock appreciation right entitles the Management Board members to receive one share in the Company. In case of a settlement in shares, the cap of 200% does not apply.

Performance targets of the stock appreciation rights

The overall target achievement is measured on the basis of two performance targets, the absolute share price performance of the share of Mynaric AG (weighted with 80% within the overall target achievement) and an ESG-target (weighted with 20% within the overall target achievement).

☐	Absolute share price performance

The performance target of the absolute share price performance is linked to the absolute performance of the Company’s share price during the waiting period as follows:

To determine whether the performance target is achieved, the last year of the waiting period will be divided into four quarters and the volume-weighted three-months average share price of the share of Mynaric AG or of the right or certificate representing the share of Mynaric AG in the trading system with the highest total trading volume in shares of the Company (each a “Relevant Closing Price”) will be evaluated as per the end of each quarter. The performance target is achieved by 100%, if at least one Relevant Closing Price exceeds the exercise price by at least 50%. The absolute share price performance is weighted with 80% within the overall target achievement.

☐	ESG-target

In addition to the absolute share price performance, the Supervisory Board defines an ambitious, measurable and transparent ESG-target to be achieved until the expiry of the four-year waiting period for the stock appreciation rights. The ESG-target shall be linked to diversity within Mynaric AG and the Mynaric-Group as well as to employee satisfaction within Mynaric AG and the Mynaric-Group. The Supervisory Board may however define other ESG-targets if this is more in lign with the Company’s overall ESG strategy.

For this purpose, Superviosry Board defines two targets for the defined ESG-target to be achieved until the expiry of the waiting period, which will lead to a target achievement of between 0% and 100% as follows:

If none of the defined targets has been achieved until the expiry of the waiting period, the target achievement of the ESG-target is 0%. If one of the defined targets has been achieved, the target achievement of the ESG-target is 50%. If both defined targets have been achieved, the target achievement of the ESG-target is 100%. Any further increase of the target achievement is not possible (cap).

Determination of target achievement

After the expiry of the four-year waiting period, the Supervisory Board determines the degree of target achievement for both performance targets. On the basis of the target achievement of each performance target and the weighting of both performance targets within the overall target achievement, the Supervisoy Board calculates the overall target achievement, on the basis of which the final number of exercisable stock appreciation rights will be determined by multiplying the initial number of stock appreciation rights with the overall target achievement (as a percentage).

F.	Remuneration-related legal agreements

The service agreements of the members of the Management Board of Mynaric AG are concluded for the duration of their appointment and are extended for the duration of the reappointment as a member of the Management Board, unless the Company and the respective member of the Management Board enter into deviating or supplementary agreements in connection with the reappointment.

The service agreements of the members of the Management Board may provide for special provisions for the case of a temporary revocation of such Management Board member from its office in accordance with Sec. 84 para. 3 AktG in particular with regard to the target achievement and the continued payment of the fixed and variable remuneration.

1.	Early termination of the service agreement

In the event of an early termination of a Management Board member’s service agreement, payments including fringe benefits shall not exceed twice the annual remuneration (severance cap), and shall not constitute remuneration for more than the remaining term of the service agreement. If the service agreement is terminated for good cause for which the member of the Management Board is responsible, no payments will be made to the member of the Management Board. The severance cap shall be calculated on the basis of the total remuneration for the previous full financial year and, where appropriate, also the expected total remuneration for the current financial year. The entitlement to payment of performance-related remuneration components already granted attributable to the period up to termination of the service agreement is based on the originally agreed targets and comparison parameters and on the due dates or holding periods stipulated in the service agreement. The plan conditions of the stock option plan and the stock appreciation rights may provide for a provision pursuant to which stock options and stock appreciation rights, respectively, shall forfeit for the time period following the termination of the service agreement.

2.	Change of control

The service agreements of the Management Board members do not provide for severance payments on the occasion of an early termination of the service agreement due to a change of control.

The plan conditions of the stock option plan and the stock appreciation rights may provide for a right of the Management Board members and/or the company to cancel stock options and stock appreciation rights, respectively, in case of a change of control against payment of a compensation payment in the amount of the price which was paid in the course of the change of control (or, in case of a public offer to shareholders, offered to shareholders), or, if such price is not known, in the amount of the share price of the share of Mynaric AG or of the right or certificate representing the share of Mynaric AG in the trading system with the highest total trading volume in shares of the Company during the 30 trading days prior to the date the Company acquires knowledge of the change of control, and, in case of the stock options, minus the exercise price. A change of control occurs if a shareholder holds more than 50% of the shares and/or voting rights in Mynaric AG.

3.	Incapacity to work

In the event of a Management Board member’s permanent incapacity for work, the service agreement of such member of the Management Board shall generally end at the end of the annual quarter during which the permanent incapacity for work was established.

G.	Post-contractual non-competition clause

The service agreements of the members of the Management Board may provide for a post-contractual non-competition clause for a time period of up to one year. In such case, the Company pays a compensation payment to the respective member of the Management Board amounting to up to 100% of the annual base salary for the duration of the non-competition clause. Any severance payment will be offset against the compensation payment.

H.	Malus and clawback

The payment of all variable remuneration components, i.e., STI and LTI, is subject to so-called malus and clawback provisions, which entitle the Supervisory Board (i) to retain or reclaim in whole or in part variable remuneration components in the event of a breach of internal conduct policies or statutory duties by the respective member of the Management Board or (ii) to reclaim variable remuneration already paid out in case the pay-out was based on an incorrect calculation.

Malus and clawback provisions will be included in all service agreements of the members of the Management Board to be extended or newly concluded as well as into all plan conditions of the Company’s long-term incentive plans.

I.	Sideline activities

Remuneration for Supervisory Board mandates within the Mynaric-Group is offset against the fixed remuneration of the respective member of the Management Board. The Supervisory Board shall decide whether remuneration for Supervisory Board mandates outside of non-group entities is to be offset against the fixed remuneration.

J.	Extraordinary developments

In accordance with recommendation G.11 of the GCGC, in the event of extraordinary developments, the Supervisory Board is entitled to adjust the amount of the individual remuneration components, including the target total remuneration of variable remuneration components in the event of 100% target achievement, their ratio to each other, the criteria for target achievement, the respective payment amounts and the payment dates. The adjustment may in particular lead to a decrease, but also to an increase of the variable remuneration, in any case provided that the upper limits (caps) and the maximum remuneration are not exceeded.

If during a financial year an adjustment is required due to extraordinary developments, the adjustment will be transparently disclosed in the remuneration report for such financial year.

K.	Temporary deviations

The Supervisory Board may temporarily deviate from the remuneration system if this is necessary in the interests of the long-term welfare of the Company, for example in the event of an economic or corporate crisis, in the event of the need to adjust the remuneration system in the event of a significant change in corporate strategy in order to ensure appropriate incentives, or in the event of changes in the applicable regulatory framework.

The components of the remuneration system from which deviations may be made are the procedure, the remuneration structure, the amount of remuneration and the amount of the individual remuneration components. In such cases, the Supervisory Board may also introduce new remuneration components. Deviation from the remuneration system requires a resolution of the Supervisory Board, which also determines the circumstances leading to the deviation.

III.

Remuneration system for the members of the Supervisory Board of Mynaric AG

a)	Remuneration System for the Supervisory Board members

The remuneration of the members of the Supervisory Board is commensurate with the duties of the Supervisory Board members and the situation of the Company and takes into account the recommendations of the German Corporate Governance Code, unless a deviation is declared, as well as the remuneration of Supervisory Board members in comparable listed companies. In addition, the remuneration makes it possible to attract highly qualified national and international candidates for membership of the Company’s Supervisory Board and thereby to ensure the best possible supervision of and advice to the Management Board, so that the remuneration of the members of the Supervisory Board also makes a sustainable contribution to the promotion of the business strategy and the long-term development of the Company.

The members of the Supervisory Board shall be granted only a fixed remuneration in order to comply with the function of the Supervisory Board as an independent advisory and supervisory body and to ensure that all members of the Supervisory Board make their decisions neutrally and objectively.

In line with the recommendations of the German Corporate Governance Code, the higher time commitment of the Chairman and Vice Chairman as well as the Chairman and members of committees shall in principle be appropriately taken into account. The Chairman of the Supervisory Board shall therefore receive twice and the Vice Chairman of the Supervisory Board one and a half times the basic remuneration of ordinary Supervisory Board members. Members of the Audit Committee receive an additional remuneration. The Chairman of the Audit Committee shall receive one and a half times the additional remuneration of the members of the Audit Committee.

The remuneration shall be paid pro rata temporis after the end of each financial year and in the event of a member joining or leaving the Supervisory Board during the year or assuming the chairmanship or deputy chairmanship. Furthermore, the members of the Supervisory Board may be included in a directors’ and officers’ liability insurance policy (D&O insurance) maintained by the Company in the interest of and at the expense of the Company in an appropriate amount, insofar as such a policy exists. The premiums for this shall be paid by the Company.

The structure and amount of the remuneration of the members of the Supervisory Board is regularly reviewed by the Supervisory Board. In this context, an external remuneration consultant may also be consulted, which will be changed from time to time. The general meeting resolves on the remuneration of the members of the Supervisory Board at least every four years, whereby the respective existing remuneration system may be confirmed or a new resolution may be adopted. For this purpose, the Management Board and Supervisory Board will submit a resolution proposal to the general meeting in accordance with the statutory allocation of powers. The decision on the remuneration system is assigned to the general meeting.

b)	Resolution on the remuneration of the Supervisory Board

“The members of the Supervisory Board shall receive a remuneration in the amount of EUR 60,000.00 for each full financial year of membership of the Supervisory Board. The Chairman shall receive double the remuneration, the Deputy Chairman one and a half times the remuneration. Supervisory Board members who have not belonged to the Supervisory Board for a full financial year receive remuneration pro rata temporis in accordance with the length of their membership of the Supervisory Board. Each member of the Supervisory Board receives an additional attendance fee of EUR 500.00 per meeting for participating in a meeting or a resolution passed by telephone by the Supervisory Board. The remuneration and the attendance fees are payable after the end of the respective financial year. Supervisory Board members who are also members of the Audit Committee shall receive a remuneration in the amount of EUR 20,000.00 for each full financial year of membership of the Audit Committee in addition to the remuneration for their activities on the Supervisory Board as member, Chairman or Deputy Chairman. The Chairman of the Audit Committee shall receive one and a half times the remuneration. Supervisory Board members who have not belonged to the Audit Committee for a full financial year receive remuneration pro rata temporis according to the duration of their membership of the Audit Committee. The remuneration is payable after the end of the respective financial year.”

IV.

Remuneration report for the financial year 2021

The following remuneration report provides an explanation and a clear and comprehensible presentation of the remuneration individually awarded and due to the current and former members of the Management Board and the Supervisory Board of Mynaric AG (also the “Company”) during the financial year 2021. The remuneration report complies with the provisions in Section 162 of the German Stock Corporation Act (Aktiengesetz, “AktG”).

Beyond the requirements of Section 162 para. 3 sentence 1 and 2 AktG, the Management Board and the Supervisory Board have further decided to have the Remuneration Report audited not only formally but also materially by the appointed auditor.

1.	Overview on the financial year 2021

1.1.	Economic environment in the financial year 2021

Mynaric attained its operational objectives for the fiscal year 2021, including particularly the inauguration of its serial production facility, expansion of its footprint in the United States and scoring successes with existing and new customers. The Management Board is thus content with the results of Company operations.

The Management Board has a favorable view of the Company’s positioning, supported by the following key competitive factors:

Serial production

Mynaric celebrated the opening of its first dedicated serial production facility designed to produce laser communication equipment for the aerospace sector at scale. The facility is located in the immediate vicinity of Mynaric’s headquarters at the special research airport Oberpfaffenhofen near Munich, Germany. Its size, layout and processes have been set up with a specific focus on scalable production adaptable to the dynamic development expected from the laser communications market and demand across distinct market verticals. With the opening of the new production facility Mynaric continues to execute its strategy to build industrial capabilities required for the large volume deployment of laser communication products in proliferated aerospace networks.

U.S. expansion

Mynaric also expanded its footprint in the U.S. by opening an office in the Washington D.C. area to place its team closer to U.S. government organizations driving the adoption of laser communication. The office is in the immediate proximity of decision makers of the U.S. government and the Department of Defense and provides us with improved market intelligence about upcoming programs as well as allows us to assist customers with their business development efforts.

Mynaric pursued a capital transaction and subsequent listing on the Nasdaq Stock Market in the United States under the ticker symbol “MYNA”. In total, Mynaric received gross proceeds through the transaction in an amount of USD 75.9 million comprising the base offering of 4,000,000 American Depository Shares (ADSs) (USD 66.0 million) and the exercised Option to purchase 600,000 additional ADSs (USD 9.9 million), before deducting underwriting commissions and estimated offering expenses payable by Mynaric.

Successes with new and existing customers

Mynaric and SpaceLink agreed on the framework of a partnership to expand Mynaric’s laser communication product portfolio for use in SpaceLink’s data relay network and the sale of laser communication products. The partnership will help drive forward the SpaceLink satellite relay service, which provides secure, continuous, high-capacity communications between low Earth orbit spacecraft and the ground.

Mynaric has been selected as Capella Space’s supplier for optical inter-satellite links (OISL). Capella Space is the first commercial Synthetic Aperture Radar (SAR) company to demonstrate compatibility with the U.S. Space Development Agency’s (SDA) National Defense Space Architecture, a large-scale satellite constellation providing a range of capabilities to U.S. warfighters. Mynaric will be delivering its next generation optical communications terminal, CONDOR Mk3, to Capella Space to ensure this compatibility.

Mynaric has signed a multi-year, strategic agreement with Northrop Grumman that identifies the company as a strategic supplier for laser communications in the space domain. Mynaric will exclusively develop and sell custom products to Northrop Grumman for this specific market segment. Separately, Northrop Grumman issued a purchase order for a set of CONDOR Mk3 terminals to kick-start the relationship.

Mynaric has been selected to work on the architectural design of a next-generation optical communications terminal as part of the phase 0 of the Space Based Adaptive Communications Node (Space-BACN) program of the Defense Advanced Research Projects Agency (DARPA). The selection for the phase 0 of the program is yet another win for Mynaric in the US government market that represents a driving force for the deployment of space-based, laser communication capabilities.

Financial Targets

Mynaric could achieve the most of its financial targets:

kEUR	2020 Actual	2021 Actual	2021 Forecast

Revenue	679	2,355	“significant increase”

Investment in tangible assets	7,125	8,594	“same level”

Investment in intangible assets	9,319	3,360	“slightly lower”

Mynaric achieved a significant revenue increase of EUR 1,676 thousand to EUR 2,355 thousand compared to 2020.

Investments made in fixed assets increased from EUR 7,125 thousand in 2020 to EUR 8,594 thousand in 2021. This was slightly higher than originally planned due to additional investments made for the production facility in Oberpfaffenhofen near Munich, Germany and as well in Mynaric USA. The significant reduction of investments in intangible assets from EUR 9,319 thousand in 2020 to EUR 3,360 thousand in 2021 was due to the completion of the development of our capitalized Air-technology in June 2020 and Space-technology in March 2021. Further development expenses were not capitalized to the intangible assets but treated as development expenses in the income statement and therefore not reported as investment. The completion of the base technology development and the associated change in accounting treatment of the development costs was not reflected in the 2021 budget, which is the main reason for the difference relative to the forecast.

Optical communications terminal backlog increased significantly, primarily from customers in the USA, namely from 3 units at the end of 2020 to 40 units at the end of 2021, while cash in from customer contracts increased to EUR 3.9 million in 2021 from EUR 1.9 million in 2020. The operating profit/loss declined from EUR -20.1 million to EUR -42.4 million due to the expansion of development, production and IT capacities and the hiring of additional employees in 2021.

Overall, Mynaric achieved most of its financial objectives for 2021.

1.2.	Changes in the composition of the Management Board and the Supervisory Board

In the financial year 2021, the following change occurred in the composition of the Management Board:

By resolution of the Supervisory Board dated February 17, 2021, Joachim Horwath has been appointed as member of the Management Board with effect as of February 17, 2021.

The following changes in the composition of the Supervisory Board occurred in the financial year 2021:

The member of the Supervisory Board Dr. Thomas Billeter has resigned from his office as member of the Management Board with effect as of the end of the Annual General Meeting 2021. The Annual General Meeting 2021 has subsequently elected Steve Geskos, MBA, as new member of the Supervisory Board until the end of the Annual General Meeting 2023. In addition, the member of the Supervisory Board Thomas Hanke has resigned from office with effect as of June 24, 2021. With effect as of July 30, 2021, the local court (Amtsgericht) of Munich has appointed Vincent Wobbe as member of the Supervisory Board until the end of the Annual General Meeting 2022. Further, the member of the Supervisory Board Gerd Gruppe has resigned from office with effect as of October 5, 2021. With effect as of October 13, 2021, the local court (Amtsgericht) of Munich has appointed Hans Königsmann as member of the Supervisory Board until the end of the Annual General Meeting 2022.

2.	Remuneration of the members of the Management Board of Mynaric AG

2.1.	Overview of the main remuneration components

The remuneration of the members of the Management Board is governed by the respective service agreements and comprises of a fixed non-performance related remuneration, the annual base salary and fringe benefits, as well as the variable performance-related remuneration consisting of the annual bonus and a stock option program.

The amount of the remuneration for the members of the Management Board largely depends on the Management Board member’s area of responsibility, the member’s individual performance and the performance of the Management Board as a whole. In the view of the Supervisory Board, it also takes into account the economic and financial success of Mynaric AG and is intended to provide an incentive for long-term and sustainable corporate governance, while linking the interests of the Management Board members to those of the Company’s shareholders.

The Supervisory Board, with the support of its Compensation Committee and with the assistance of an external remuneration expert, regularly revises the appropriateness of the remuneration of the Management Board members.

The Supervisory Board of Mynaric AG has resolved upon a remuneration system for the members of the Management Board and will submit such remuneration system to the Annual General Meeting 2022 for approval. Since currently, no remuneration system for the members of the Management Board is in place, this remuneration report will generally not address any information required under Section 162 AktG insofar it relates to a remuneration system for the Management Board.

2.2.	Non-performance related remuneration components

a)	Annual base salary

The members of the Management Board receive a fixed annual base salary, which is generally paid out in equal instalments. The annual base salary for the financial year 2021 for the individual members of the Management Board was as follows:

Management board member	2021 in kEUR	2020 in kEUR

Bulent Altan	248	260

Stefan Berndt-von Bülow[1]	200	58

Joachim Horwath[2]	174	0

Total	622	318

The fixed annual salary of the chairman of the Management Board, Bulent Altan, includes fixed remuneration which he receives for his position as Chief Executive Officer (CEO) of the 100% subsidiary of the Company Mynaric USA Inc. in the amount of EUR 123 thousand3 (for the financial year 2020: EUR 187 thousand4). The other Management Board members did not receive any remuneration for activities in subsidiaries of Mynaric AG.

b)	Fringe benefits

In addition to their annual base salary, the members of the Management Board receive fringe benefits which mainly consist of contribution payments to a private pension plan, subsidies for health and care insurance, rent subsidies and other remuneration in kind.

The fringe benefits may vary each year depending on the respective Management Board member and the occasion.

2.3.	Performance related remuneration components

a)	Annual bonus (short-term incentive, STI)

[1]	Member of the Management Board since September 16, 2020.
[2]	Member of the Management Board since February 17, 2021.
[3]	USD 145 thousand based on an average exchange rate 2021 USD/EUR: 0.848188.
[4]	USD 177 thousand based on an average exchange rate 2020 USD/EUR: 0.873213.

The members of the Management Board receive a short-term variable remuneration in the form of an annual bonus, which rewards the operational implementation of the Company’s corporate strategy in the respective financial year.

The amount of the annual bonus is generally calculated on the basis of the achievement of certain performance targets as defined by the Supervisory Board. For this purpose, the Supervisory Board has defined a target amount that determines the amount of the bonus payment in the event of a 100% target achievement and which corresponds to 50% of the annual (gross) base salary of each Management Board member, in case of Bulent Altan, to 50% of the total annual (gross) base salary paid both by Mynaric AG and Mynaric USA Inc.

At the beginning of the subsequent financial year, the Supervisory Board assesses the degree of target achievement of the defined performance targets and, based on the defined weighting for each performance target, determines the amount of the annual bonus, whereby the payout amount is limited to 200% of the target amount (i.e., 50% of the annual (gross) base salary of each Management Board member and in case of Bulent Altan to 50% of the total annual (gross) base salary paid both by Mynaric AG and Mynaric USA Inc.).

As the annual bonus 2020 was not paid out to the members of the Management Board until April 2021, the annual bonus 2020 is allocated to the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 AktG in the financial year 2021 and is consequently disclosed in this remuneration report. The amount of the annual bonus for the financial year 2021 will be determined and paid out in the financial year 2022 and is therefore allocated to the remuneration awarded and due within the meaning of Section 162 section 1 sentence 1 AktG in the financial year 2022. The annual bonus 2021 will thus be disclosed in the remuneration report for the financial year 2022.

The Supervisory Board had the possibility to take into account extraordinary circumstances, which have not been foreseen when defining the performance targets for the annual bonus, by way of an additional payout amount of up to 30% of the respective target amount. In the financial year 2021, the Supervisory Board did not make use of this possibility.

Annual bonus 2020

Performance targets for the annual bonus 2020

For the annual bonus 2020, the Supervisory Board has defined two financial performance targets, a revenue target (the “Revenue Target”) and a financing target (the “Financing Target”), whereby both the Revenue Target and the Financial Target are weighted with 50% within the overall target achievement.

Revenue Target

The target achievement of the Revenue Target is evaluated as follows:

For the Revenue Target, the Supervisory Board measured the revenue of Mynaric-Group during the financial year 2020 as reported in the consolidated statement of income or loss for the financial year 2020. For this purpose, the Supervisory Board has defined a target value for the Revenue Target, which amounts to Mio. EUR 8.5 and which corresponds to a target achievement for the Revenue Target of 100%. Further, the Supervisory Board has defined a minimum value, which results in a target achievement of 20%, and a maximum value, which results in a target achievement of 300%. Below 20%, the target achievement for the Revenue Target will be 0%. Any increase of the target achievement beyond 300% is not possible (cap). Between the percentage levels, the target achievement increases as follows:

Financing Target

The target achievement of the Financing Target is evaluated as follows:

For the Financing Target, the Supervisory Board evaluates the degree of securing the financing of Mynaric-Group, which can be achieved by, e.g., equity, debt or advance payments, measured on the basis of the budget for the financial year 2021 as approved by the Supervisory Board, with the cash flow of the last three budget months being extrapolated for the financial year 2022. For this purpose, the Supervisory Board has defined a target value (in months) for the Financing Target, which amounts to six months and which corresponds to a target achievement for the Financing Target of 100%. The target value is at the same time the minimum value to be achieved for the Financing Target, otherwise the target achievement will be 0%. Further, the Supervisory Board has defined a maximum value, which results in a target achievement of 300%. Any increase of the target achievement beyond 300% is not possible (cap). Between the percentage levels, the target achievement increases as follows:

Target achievement for the annual bonus 2020

The target achievement of the Revenue Target and the Financing Target was evaluated as follows:

The actual revenue of Mynaric-Group of the financial year 2020 amounted to EUR 679 thousand, resulting in a target achievement of the Revenue Target of 0%. The financing of Mynaric-Group at the end of the financial year 2020 was secured for 18 months, resulting in a target achievement of the Financing Target of 300%. Based on the target achievement of the Revenue Target and the Financing Target and the defined weighting, the overall target achievement of the annual bonus 2020 amounted to 150%, which resulted in the following payout amounts:

Management board member	Target amount[5] in kEUR	Maximum payout amount in kEUR	Overall target achievement 2020 in %	Payout amount in kEUR

Bulent Altan	140	280	150%	167[6]

Stefan Berndt-von Bülow	29	58	150%	43

Dr. Wolfram Peschko[7]	43	43	100%	43

The annual bonus 2020 was paid out to the members of the Management Board in March 2021 and is therefore allocated to the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 AktG in the financial year 2021. Joachim Horwath was not a member of the Management Board of Mynaric AG in the financial year 2020 and thus, has not received an annual bonus for the financial year 2020.

b)	IPO Special Bonus

On the occasion of the IPO of Mynaric AG in November 2021, the Supervisory Board has also granted the members of the Management Board the option of payment of a special bonus depending on the amount of the gross issue proceeds raised as follows (“IPO Special Bonus”):

In the event of gross issue proceeds (taking into account proceeds from the underwriters’ option to purchase additional ADSs) of USD 150 million or more, the IPO Special Bonus of Bulent Altan, Stefan Berndt-von Bülow and Joachim Horwath should be 0.7%, 0.5% and 0.3% of the gross issue proceeds, respectively.

For gross issue proceeds (taking into account proceeds from the underwriters’ option to purchase additional ADSs) of between USD 80 million and USD 150 million, the IPO Special Bonus should be calculated on a linear basis, with the IPO Special Bonus for Bulent Altan, Stefan Berndt-von Bülow and Joachim Horwath being 0.35%, 0.25% and 0.15% of the gross issue proceeds, respectively, for gross issue proceeds of USD 80 million. In each case, 50% of the bonus payment of the Management Board members was to be reinvested in shares or ADSs of the Company and the shares or ADSs were to be held for a period of at least 12 months after the offer.

As the defined thresholds for the IPO Special Bonus were not reached, an IPO Special Bonus was not granted.

[5]	Based on 100% target achievement.
[6]	From the bonus claim of EUR 167 thousand, an amount of EUR 138 thousand was paid out after offsetting against claims of the Company against Mr. Altan from overpayments of EUR 29 thousand.
[7]	Following his resignation as of May 27, 2020, Dr. Wolfram Peschko was entitled to a pro rata bonus payment for the financial year 2020 based on a (assumed) 100% target achievement.

c)	Long-term variable remuneration (LTI)

The members of the Management Board also receive a long-term variable remuneration in the form of the participation in the Company’s stock option plan, which provides an incentive to the Management Board members to contribute to the long-term sustainable development of the Company and links the interests of the Management Board members to those of the shareholders.

In the financial year 2021, the current members of the Management Board have been granted in total 100,000 stock options under the Stock Option Plan 2021. Upon the expiry of the mandatory four-year waiting period, one stock option entitles the members of the Management Board to subscribe for one share in the Company against payment of an exercise price. At the discretion of the Company, stock options may also be settled in cash.

Stock options may be exercised within a period of three years after the expiration of the four-year waiting period beginning on June 30, 2021, provided that the performance target has been achieved. The performance target is linked to the absolute share price performance of the Company’s shares during the waiting period as follows:

Stock options may be exercised if the six-months volume-weighted average share price of the Company’s share or the six-months volume-weighted average price, to be converted into amounts per share, of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares (currently ADSs) on the ten last days prior to the expiry date of the waiting period on which this trading system has been open for general stock exchange trading is at least 20% above the exercise price at the end of the waiting period.

The following table presents the stock options granted to the members of the Management Board under the stock option plan 2021 and the main conditions for their exercise in accordance with Section 162 para. 1 sentence 1 no. 3 AktG:

Management board member	Grant date and beginning of the waiting period	End of the waiting period	Number of stock options granted	Exercise price in in EUR	Fair value per stock option at grant date in EUR	Total in kEUR

Bulent Altan	June 30, 2021	June 30, 2025	40,000	71.15	25.17	1,007

Stefan Berndt-von Bülow	June 30, 2021	June 30, 2025	30,000	71.15	25.17	755

Joachim Horwath	June 30, 2021	June 30, 2025	30,000	71.15	25.17	755

Total			100.000			2,517

The target achievement under the Stock Option Plan as well as any change in the value of the stock options will be disclosed in the remuneration report for the financial year 2025.

2.4.	Further provisions

a)	Maximum remuneration

Currently, no remuneration system for the members of the Management Board of Mynaric AG is implemented. As a consequence, a maximum remuneration for the current members of the Management Board currently does not apply. The Supervisory Board of Mynaric AG has resolved upon a remuneration system for the members of the Management Board and will submit such remuneration system to the Annual General Meeting 2022 for approval. This remuneration system will also define a maximum remuneration for the members of the Management Board, which will apply to all service agreements to be concluded or extended following the Annual General Meeting 2022.

b)	Malus and clawback provisions

Currently, the service agreements of the current Management Board members (except for the new service agreement of Bulent Altan as concluded in the financial year 2022) and the plan conditions of the stock option plan do not provide for malus and clawback provisions. The new service agreement of Bulent Altan includes malus and clawback provisions, pursuant to which the Company is entitled to retain or reclaim variable remuneration in the event of intentional or grossly negligent violations by a Management Board member of legal obligations or internal conduct guidelines of the Company or a subsidiary.

The remuneration system, which will be submitted to the Annual General Meeting 2022 for approval, will however provide for malus and clawback provisions, which will also be included into all service agreements to be concluded or extended following the Annual General Meeting 2022 as well as into all plan conditions of future long-term incentive programs of the Company.

c)	Benefits upon termination of the service agreements

Severance provisions

The service agreements of the members of the Management Board contain severance provisions that comply with the recommendations of the German Corporate Governance Code.

In the event of a premature termination of a Management Board member’s service agreement, payments by the Company to the Management Board member, including fringe benefits, shall not exceed the value of two years’ annual remuneration (severance payment cap) and shall compensate no more than the remaining term of the service agreement. If the service agreement is terminated for good cause for which the Management Board member is responsible, no payments will be made to the Management Board member.

The severance payment cap is calculated on the basis of the total remuneration for the previous full financial year and, where appropriate, also the expected total remuneration for the current financial year.

Hubertus Edler von Janecek received a severance payment in the amount of EUR 365,630 on the occasion of his departure from the Management Board of Mynaric AG with effect from July 10, 2020. A total of EUR 160,733 thereof was paid to him in the 2021 financial year and is therefore attributable to the remuneration awarded and due in the 2021 financial year within the meaning of section 162 para. 1 sentence 1 AktG and consists of monthly salary continuation payments of EUR 17,067 and a one-off payment of EUR 58,333. Wolfram Peschko will receive a severance payment in the amount of EUR 690,939 on the occasion of his departure with effect from 5 May 2020. An amount of EUR 305,344 was paid out in the 2021 financial year and is therefore attributable to the remuneration awarded and due in the 2021 financial year within the meaning of section 162 para. 1 sentence 1 AktG. EUR 20,070 thereof are attributable to monthly salary continuation payments and EUR 64,504 to a pro rata bonus payment. A further EUR 244,707 will be paid out in the 2022 financial year and will be reported in the remuneration report for the financial year 2022.

Change of control

Except for the current service agreement of Bulent Altan, the service agreements of the members of the Management Board do not provide for change of control provisions. Pursuant to the current service agreement of Bulent Altan, Bulent Altan and the Company, respectively, have a termination right against payment of a severance payment in the amount of the value of half a years’ remuneration (whereby no more than the remaining term of the service agreement shall be compensated) in case of a change of control, whereby “change of control” is defined as the resignation of office by at least three members of the Management Board.

In addition, the plan conditions of the stock option program provide for the following provisions for the event of a change of control:

If the waiting period has not yet expired at the time the change of control becomes effective, or if the waiting period has expired but the exercise conditions of the stock option program are not fulfilled, the members of the Management Board are entitled to waive the subscription rights by way of a unilateral declaration to the Company within two weeks following the publication of the change of control. In such case, the Management Board members are entitled to a compensation payment in the amount of the purchase price per share of Mynaric AG that has been paid in the course of the change of control minus the exercise price. “Change of Control” within this meaning is the acquisition of more than 50% of the shares in Mynaric AG by a new shareholder.

Non-compete clauses

The service agreements of the members of the Management Board currently do not provide for non-competition clauses.

2.5.	Individual disclosure of the remuneration of the members of the Management Board for the financial year 2021

a)	Target remuneration of the current Management Board members for the financial year 2021

The following table shows the respective target remuneration for Management Board members for the financial years 2021 and 2020 based on an assumed 100% target achievement.

		Annual base salary		Fringe benefits		Short-term variable remuneration		Long-term variable remuneration[8]		Total

Management board member	Year	in kEUR	in %	in kEUR	in %	in kEUR	in %	in kEUR	in %	in kEUR

Bulent Altan	2021	248	16.7%	104	7.0%	124	8.4%	1,007	67.9%	1,483

	2020	260	29.4%	49	5.5%	140	15.9%	434	49.2%	883

Stefan Berndt-von Bülow[9]	2021	200	18.9%	6	0.5%	100	9.4%	755	71.2%	1,061

	2020	58	16.6%	2	0.6%	29	8.3%	261	74.6%	350

[8]	Number of granted stock options multiplied by the fair value of one stock option at the grant date.
[9]	Member of the Management Board since September 16, 2020.

Joachim Horwath[10]	2021	174	16.8%	5	0.5%	100	9.7%	755	73.0%	1,034

	2020	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0

b)	Remuneration awarded and due to the current members of the Management Board pursuant to Section 162 para. 1 sentence 1 AktG

The following table presents the fixed and variable remuneration components awarded and due to the current Management Board members in the financial years 2020 and 2021 in accordance with Section 162 para. 1 sentence 1 AktG. The tables include all remuneration amounts received by the individual Management Board members in these financial years (“awarded”) and all remuneration legally due but not yet received (“due”) to the extent relevant in the reporting year.

The amount of the annual bonus (STI) for the financial year 2021 will be determined and paid out during the financial year 2022 and will therefore be included in the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 AktG in the financial year 2022, whereby the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 AktG in the financial year 2021 also includes the annual bonus for the financial year 2020 which was paid out in March 2021. The share-based remuneration in the form of stock options granted in the 2021 financial year is disclosed with its value, i.e. the number of stock options granted, multiplied by the fair value at the time of granting.

In addition to the remuneration components, the relative percentage share of total remuneration of all fixed and variable remuneration components is also disclosed in accordance with Section 162 para. 1 sentence 2 no. 1 AktG. These relative percentage shares relate to the remuneration components awarded and due within the meaning of Sec. 162 para. 1 sentence 1 AktG in the respective financial year.

		Annual base salary		Fringe benefits		Short-term variable remuneration		Long-term variable remuneration		Total

Management board member	Year	in kEUR	in %	in kEUR	in %	in kEUR	in %	in kEUR	in %	in kEUR

Bulent Altan	2021	248	16.6%	104	6.9%	138	9.2%	1,007	67.3%	1,497

[10]	Member of the Management Board since February 17, 2021.

	2020	260	33.2%	49	6.3%	39	5.0%	434	55.5%	782

Stefan Berndt-von Bülow[11]	2021	200	19.9%	6	0.6%	43	4.3%	755	75.2%	1,004

	2020	58	18.1%	2	0.6%	0	0.0%	261	81.3%	321

Joachim Horwath[12]	2021	174	18.6%	5	0.5%	0	0.0%	755	80.9%	934

	2020	0	0.0%	0	0.0%	18	100.0%	0	0.0%	18

c)	Remuneration awarded and due to the former members of the Management Board pursuant to Section 162 para. 1 sentence 1 AktG

The following table shows the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 AktG to the former members of the Management Board.

		Annual base salary		Fringe benefits		Short-term variable remuneration		Long-term variable remuneration		Severance		Total

Management board member	Year	in kEUR	in %	in kEUR	in %	in kEUR	in %	in kEUR	in %	in kEUR	in %	in kEUR

Hubertus Edler von Janecek [13]	2021	0	0,0%	0	0,0%	0	0,0%	0	0,0%	161	100,0%	161

	2020	100	24,4%	3	0,7%	42	10,3%	59	14,4%	205	50,1%	409

Dr. Wolfram Peschko[14]	2021	0	0,0%	0	0,0%	43	12,4%	0	0,0%	305	87,6%	348

	2020	87	31,4%	6	2,2%	43	15,5%	0	0,0%	141	50,9%	277

Dr. Markus Knapek[15]	2021	0	n/a	0	n/a	0	n/a	0	n/a	0	n/a	0

[11]	Member of the Management Board since September 16, 2020.
[12]	Member of the Management Board since February 17, 2021.
[13]

Member of the Management Board until July 10, 2020. Following his resignation as of July 10, 2020, Hubertus Edler von Janecek was entitled to his bonus for the financial year 2020 based on a (assumed) 100% target achievement in the amount of kEUR 100. This bonus has been paid out in December 2020 and is therefore not allocated to the remuneration awarded and due in the financial year 2021.

[14]	Member of the Management Board until May 5, 2020.
[15]	Member of the Management Board until March 3, 2019.

2020	0	0,0%	0	0,0%	18	100,0%	0	0,0%	0	0,0%	18

2.6	Individual disclosure of the remuneration of the members of the Supervisory Board for the financial year 2021

The following table shows the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 AktG of the current and former members of the Supervisory Board, whereby the remuneration awarded and due comprises the remuneration for which the activity on which the remuneration is based was fully performed in the 2021 financial year.

The remuneration of the members of the Supervisory Board for the 2021 financial year was determined by resolution of the Annual General Meeting on 14 May 2021 (agenda item 6). According to this resolution, the members of the Supervisory Board receive a remuneration in the amount of EUR 30 thousand for each full financial year of their membership on the Supervisory Board. The Chairman receives double the remuneration, the Deputy Chairman one and a half times the remuneration. Since the listing of the company’s shares on NASDAQ on 12 November 2021, the members of the Supervisory Board receive remuneration of EUR 60 thousand for each full financial year of their membership of the Supervisory Board. The Chairman receives double and the Deputy Chairman one and a half times the remuneration. Supervisory Board members who are also members of the Audit Committee also receive, since the listing of the Company’s shares on NASDAQ on 12 November 2021, remuneration of EUR 20 thousand for each full financial year of their membership of the Audit Committee in addition to the remuneration for their work on the Supervisory Board as member, Chairman or Deputy Chairman. The Chairman of the Audit Committee receives one and a half times the remuneration.

Each member of the Supervisory Board receives an additional attendance fee of EUR 500.00 per meeting for participating in a meeting or a resolution passed by telephone by the Supervisory Board. Remuneration and attendance fees shall be payable after the end of the respective financial year. Supervisory Board members who have not belonged to the Supervisory Board for a full financial year shall receive the remuneration pro rata temporis according to the duration of their membership of the Supervisory Board.

		Fixed remuneration		Attendance fees		Total

	year	in kEUR	in %	in kEUR	in %	in kEUR

Supervisory Board member

Dr. Manfred Krischke	2021	71	88.8%	9	11.3%	80

	2020	40	100.0%	0	0.0%	40

Peter Müller-Brühl	2021	42	84.0%	8	16.0%	50

(since October 5, 2021)	2020	20	100.0%	0	0.0%	20

Hans Koenigsmann	2021	11	91.7%	1	8.3%	12

(since October 13, 2021)	2020	0	n/a	0	n/a	0

Steve Geskos	2021	27	84.4%	5	15.6%	32

(since May 14, 2021)	2020	0	n/a	0	n/a	0

Vincent Wobbe	2021	16	84.2%	3	15.8%	19

(since July 30, 2021)	2020	0	n/a	0	n/a	0

Former Supervisory Board member

Thomas Hanke	2021	14	87.5%	2	12.5%	16

(since June 12, 2020 and until June 24, 2021)	2020	11	100.0%	0	0.0%	11

Dr. Thomas Billeter	2021	12	80.0%	3	20.0%	15

(until May 14, 2021)	2020	20	100.0%	0	0.0%	20

Dr. Gerd Gruppe	2021	35	89.7%	4	10.3%	39

(until October 5, 2021)	2020	30	100.0%	0	0.0%	30

Thomas Mayrhofer	2021	0	n/a	0	n/a	0

(until June 12, 2020)	2020	9	100.0%	0	0.0%	9

The Management Board and the Supervisory Board will further propose a remuneration system for the members of the Supervisory Board to the Annual General Meeting 2022 for approval.

2.7.	Comparative table of changes in remuneration and company performance

The following tables show the annual change in remuneration awarded and due to current and former Management Board and Supervisory Board members, the company’s earnings performance and the remuneration awarded to employees on a full-time equivalent basis with the latter based on the average wages and salaries of the employees of all group companies in Germany and abroad.

For the members of the Management Board and Supervisory Board, the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 AktG of the financial year 2021 and 2020 is taken into account.

The presentation of average employee remuneration is based on the average remuneration of all employees of Mynaric-Group on a full-time equivalent basis. The components of the average employee remuneration presented are generally in line with the remuneration granted and owed to the members of the Board of Management and the Supervisory Board according to Section 162 para. 1 sentence 1 AktG, except for the long-term remuneration consisting of the Stock Option Plan and a Restricted Stock Unit Program, which have been measured as equity-settled share-based payment in accordance with IFRS 2.

The presentation of the annual changes and company performance will be built up successively over a five-year period.

Comparative presentation	2021	2020	Change 2021/2020
	in kEUR	in kEUR	in %

Earnings development

Consolidated net profit/loss for the period	-45,975	-20,275	-127%

Net profit of Mynaric AG pursuant to the German Commercial Code	-13,178	-9,602	-37%

Employees

Remuneration of employees of Mynaric Group	90	87	4%

Members of the Board of Management active in the financial year

Bulent Altan	1,497	782	91%

Stefan Berndt-von Bülow (since September 16, 2020)	1,004	321	213%

Joachim Horwath (since February 17, 2021)[16]	934	18	5,087%

Average	1,145	374	206%

Former members of the Board of Management

Hubertus Edler von Janecek (until July 10, 2020)	161	409	-61%

Dr. Wolfram Peschko (until May 5, 2020)	348	277	26%

Dr. Markus Knapek (until March 3, 2019)	0	18	-100%

Average	170	235	-28%

Members of the Supervisory Board active in the financial year

Dr. Manfred Krischke	80	40	100%

Peter Müller-Brühl (Deputy Chairman since October 5, 2021)	50	20	150%

Dr. Gerd Gruppe (until October 5, 2021)	39	30	30%

Steve Geskos (since May 14, 2021)	32	0	n/a

Vincent Wobbe (since July 30, 2021)	19	0	n/a

Thomas Hanke (since June 12, 2020 and until June 24, 2021)	16	11	100%

Dr. Thomas Billeter (until May 14, 2021)	15	20	-25%

[16]

The disclosed remuneration for 2020 for Joachim Horwath relates to the payment of a bonus as member of the Board of Management (until March 13, 2019) for the financial year 2019, which has been paid out in the financial year 2020.

Hans Koenigsmann (since October 13, 2021)	12	0	n/a

Average	33	15	117%

Former Members of Supervisory Board

Thomas Mayrhofer (since March 7, 2019 and until June 12, 2020)	0	9	-100%

Average	0	9	-100%

3.	Other

Mynaric maintains directors and officer’s liability insurance for Management Board members, which includes a deductible for Management Board members that complies with the requirements of the German Stock Corporation Act.

4.	Supplementary notes

This report is also available in German. In the event of any discrepancies, the German version shall be authoritative.

Management Board	Supervisory Board

Auditor’s Report

To Mynaric AG, Gilching

REPORT ON THE AUDIT OF THE REMUNERATION REPORT

We have audited the attached remuneration report of Mynaric AG, Gilching, pursuant to section 162 of the German Stock Corporation Act (Aktiengesetz, AktG) for the financial year from 1 January to 31 December 2021, including the related disclosures.

Mynaric AG is not a listed company within the meaning of Section 162 para. 1 AktG in conjunction with Section 3 para. 2 AktG, as the shares of Mynaric AG are not admitted to trading on a German regulated market or a comparable market. The company is not obliged to prepare the remuneration report. The Management Board and the Supervisory Board have voluntarily prepared the remuneration report in accordance with the requirements of § 162 AktG.

Responsibility of the legal representatives and the Supervisory Board

The legal representatives and the Supervisory Board of Mynaric AG are responsible for the preparation of the remuneration report, including the related disclosures, which complies with the requirements of § 162 AktG. The legal representatives and the Supervisory Board are also responsible for the internal controls as they deem necessary to enable the preparation of a remuneration report, including the related disclosures, that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on this remuneration report, including the related disclosures, based on our audit. We conducted our audit in accordance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the remuneration report, including the related disclosures, is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the remuneration report. The procedures selected depend on the auditor’s judgement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the remuneration report and related disclosures, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the remuneration report and related disclosures. The objective of the audit is to design and perform procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the accounting principles used and the reasonableness of accounting estimates made by management and the supervisory board, as well as evaluating the overall presentation of the remuneration report, including the related disclosures.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, based on the findings of our audit, the remuneration report for the financial year from 1 January to 31 December 2021, including the related disclosures, complies in all material respects with the accounting provisions of section 162 AktG.

Other matters - Formal audit of the remuneration report

The material audit of the remuneration report described in this auditor’s report includes the formal audit of the remuneration report required by section 162 para. 3 of the AktG, including the issuance of an opinion on such audit. As we express an unqualified opinion on the content of the remuneration report, this opinion includes an opinion on whether the disclosures pursuant to section 162 para. 1 and para. 2 AktG have been made in all material respects in the remuneration report.

Note on limitation of liability

The engagement, in the performance of which we have rendered the aforementioned services to Mynaric AG, was based on the General Engagement Terms and Conditions for German Public Auditors and Public Audit Firms as amended on 1 January 2017. By taking note of and using the information contained in this audit opinion, each recipient confirms that it has taken note of the provisions made therein (including the limitation of liability to EUR 4 million for negligence in clause 9 of the AAB) and acknowledges their validity in its relationship with us.

Munich, 31 May 2022

KPMG AG

Wirtschaftsprüfungsgesellschaft

Hutzler	Vedernykova

German Public Auditor	German Public Auditor

V.

Written report of the Management Board to the Annual General Meeting on agenda item 12 on the exclusion of subscription rights pursuant to sections 203 para. 2 sentence 2, 186 para. 4 sentence 2 AktG

Pursuant to section 203 para. 2 sentence 2 AktG in conjunction with section 186 para. 4 sentence 2 AktG, the Management Board submits this report on agenda item 12 of the Annual General Meeting on the reasons for the exclusion of shareholders’ subscription rights when issuing the new shares:

With regard to agenda item 12 it will be proposed to the Annual General Meeting on July 14, 2022, to cancel the existing authorization under the Articles of Association for the Management Board to increase the share capital (Authorized Capital 2021/I), which has been granted until May 13, 2026, and to create a new, increased Authorized Capital 2022/I until and including July 13, 2027. The new, increased Authorized Capital 2022/I shall enable the Management Board and Supervisory Board to quickly seize business opportunities as they arise.

This will enable the management to issue shares for the purpose of procuring further financial resources, in particular for the acquisition of companies and shareholdings, or otherwise for reasons of the Company’s interest, without having to refer the matter to the general meeting in each case. In order to enable the management to make optimum and flexible use of this possibility in accordance with the interests of the Company, the resolution is to provide for authorization to exclude shareholders’ subscription rights for various purposes specified in the proposed resolution:

According to letter b (i) of the proposed resolution on agenda item 12 the Management Board is to be authorized, with the consent of the Supervisory Board, to exclude the shareholders’ statutory subscription rights to compensate for fractional amounts. The authorization to exclude subscription rights in the case of fractional amounts is based exclusively on technical reasons. This is intended to enable the Management Board to establish a smooth subscription ratio in individual cases. This facilitates the settlement of subscription rights and saves additional expense. The possible dilution effect is low due to the restriction to fractional amounts.

In letter b (ii) of the proposed resolution on agenda item 12 the Management Board shall further be authorized, with the consent of the Supervisory Board, to exclude subscription rights in the event of a capital increase against contributions in kind, in particular in the context of business combinations or for the (also indirect) acquisition of companies, businesses, parts of businesses, shareholdings or other assets or claims to the acquisition of assets including receivables from the Company or its Group companies. This authorization to exclude subscription rights in the case of capital increases out of authorized capital is intended to enable the Company in appropriate cases to acquire companies, businesses, parts of companies, shareholdings or other assets or claims to the acquisition of assets including receivables against the Company or its Group companies in return for the issue of shares in the Company or to merge with other companies. The Company thus has an instrument for realizing possible acquisition opportunities with the aid of flexible financing options that do not strain liquidity. The possibility of being able to respond quickly and successfully to corresponding advantageous offers or opportunities that arise also serves to maintain and increase the competitiveness of the Company. The authorization extends in particular to the acquisition of shareholdings in the context of so-called “share deals”, i.e. by acquiring shares in companies, and to acquisitions in the context of so-called “asset deals”, i.e. the takeover of a company or part of a company by acquiring the assets, rights, contractual positions and the like that determine it. The possibility of being able to repay not only receivables from third parties but also receivables from the Company by issuing shares in the Company also has the advantage of avoiding a strain on liquidity. As a capital increase in the aforementioned cases often has to be carried out at short notice, it cannot as a rule be resolved directly by the general meeting, which is held only once a year. In these cases, however, convening an extraordinary general meeting for each individual acquisition would not be practicable for reasons of cost and time. In order to be able to act at short notice even in such cases, it is in the interest of the Company to increase the share capital by issuing new shares excluding shareholders’ subscription rights against contributions in kind.

Furthermore, under letter b) (iii), the Management Board shall be authorized, with the consent of the Supervisory Board, to exclude subscription rights in the event of a cash capital increase if a capital increase against cash contributions does not exceed 10% of the share capital and the issue price of the new shares is not significantly lower than the stock market price (section 186 para. 3 sentence 4 AktG). The stock exchange price shall also be deemed to be the price of shares certificated in the form of American Depositary Shares (“ADSs”) listed on the New York Stock Exchange or on the NASDAQ Stock Exchange, multiplied by the number of ADSs representing one share. If the Company’s shares are listed on the Xetra trading system of the Frankfurt Stock Exchange (or a functionally comparable successor system replacing the Xetra system) and, at the same time, ADSs of the Company are listed on the New York Stock Exchange or on the NASDAQ Stock Exchange, the Company shall choose which of these stock exchange prices shall be decisive. This authorization to exclude subscription rights in the case of cash capital increases gives the Management Board the possibility, with the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in accordance with section 186 para. 3sentence 4 AktG. The proposal is therefore in line with the statutory provisions. The volume of the authorization corresponds to 10% of the Company’s share capital. This authorization allows a short-term share placement with flexible use of favorable market conditions and generally leads to a significantly higher inflow of funds than in the case of a share placement with subscription rights, as no price change risk has to be taken into account for the period of the subscription period when determining the placement fee. This form of capital increase is intended to enable the

Management Board to strengthen the equity base required for future business development under optimum conditions. By ensuring that the issue price of the shares is not significantly lower than the stock market price, the shareholders’ interest in protection against dilution in value terms is taken into account. As the new shares will be placed close to the stock market price, each shareholder will be able to purchase shares on the market at approximately the same conditions as the issue in order to maintain his/her shareholding quota. The Management Board will set the issue price as close to the then current stock market price as possible, taking into account the respective situation on the capital market, and will endeavor to place the new shares in a way that protects the market.

As far as the size of the placement – combined with an exclusion of subscription rights – is concerned, the Company should be in a position to take advantage of any opportunities that may arise under market conditions at the time of such an public offering to expand its shareholder base and to raise new liquidity to the extent that this is justifiable in the light of the existing shareholders’ interest in avoiding an unreasonable dilution of their shareholdings.

In setting a placement price that is in line with market expectations, the Management Board requires a certain degree of discretion in view of the volatility that cannot be ruled out, particularly in the case of technology stocks. The Management Board will always take appropriate account of the asset interests of existing shareholders. In particular, when setting the placement price, the Management Board will only apply any discounts to the prevailing stock market price in connection with the placement to such an extent as it deems conducive to a successful placement on the foreign stock exchange. The Management Board will determine the price on the basis of a pricing procedure close to the market price, for example in the context of a book-building.

On the basis of the foregoing, the authorization to exclude subscription rights is necessary in all cases within the limits described and is in the interests of the Company. The Supervisory Board will only grant its necessary consent to the utilization of the authorized capital with the exclusion of subscription rights if the described and all legal requirements are met.

The Management Board will inform the next general meeting of any utilization of Authorized Capital 2022/I.

VI.

Written report of the Management Board on agenda item 13 on the exclusion of subscription rights pursuant to section 221 para. 4 AktG in conjunction with section 186 para. 4 sentence 2 AktG

The agenda provides under agenda item 13 the cancellation of the existing authorization of the Management Board to issue convertible bonds and/or bonds with warrants and the corresponding conditional capital (Conditional Capital 2021/I) and a new authorization to issue convertible bonds and/or bonds with warrants and the creation of a new Conditional Capital 2022/I. Under this new authorization, the Management Board is authorized to issue bearer convertible bonds and/or bonds with warrants on one or more occasions until and including July 13, 2027, for a total nominal amount of up to EUR 120,000,000.00 with a maximum term of 20 years and to grant the holders of the bonds conversion or option rights to new shares in the Company with a pro rata amount of the share capital of up to a total of EUR 917,501.00.

Adequate capital resources are an essential basis for the development of the company. One instrument of financing in this respect convertible bonds or bonds with warrants, through which the Company initially receives low-interest debt capital which it may later retain in the form of equity. The proposed authorization will therefore, with the consent of the Supervisory Board, open up the way for the Management Board to obtain flexible and timely financing in the interests of the Company, in particular if favorable capital market conditions arise. The conversion and option premiums generated will benefit the Company. The further possibility of establishing conversion obligations in addition to granting conversion and option rights extends the scope for structuring this financing instrument.

According to the proposed authorization, the bonds may be issued against cash and/or consideration in kind. The bonds may also be issued in the legal currency of an OECD country instead of in Euros. The authorization also enables the Company to place bonds through domestic or foreign companies which are dependent on the Company or which are directly or indirectly majority-owned by the Company.

The shareholders are generally entitled to the statutory subscription right to the bonds with warrants and/or convertible bonds (section 221 para. 4 in conjunction with section 186 para. 1 AktG). In order to facilitate the settlement, it shall be made use of the possibility to issue the bonds with warrants and/or convertible bonds to one or more banks with the obligation to offer the bonds to the shareholders in accordance with their subscription rights (indirect subscription right within the meaning of section 186 para. 5 AktG). However, the Management Board shall be authorized, with the consent of the Supervisory Board, to exclude the shareholders’ subscription rights,

☐

Provided that the bonds are issued against cash consideration and are structured in such a way that their issue price is not significantly lower than their theoretical market value calculated in accordance with recognized financial mathematical methods; however, this shall only apply to the extent that the shares to be issued to service the option and/or conversion rights and obligations thereby created do not exceed a total of 10% of the share capital, neither with regard to the time at which this authorization becomes effective nor the time at which it is exercised. When exercising this authorization to exclude subscription rights in accordance with section 186 para. 3 sentence 4 AktG, the exclusion of subscription rights on the basis of other authorizations in accordance with section 186 para. 3 sentence 4 AktG shall be taken into account in direct or corresponding application.

This gives the Company the opportunity to take advantage of favorable market situations at very short notice and quickly, and to achieve better conditions when setting the interest rate, option or conversion price and issue price of the bonds with warrants and convertible bonds by setting the conditions close to the market. Setting conditions close to the market and smooth placement would only be possible to a limited extent if subscription rights were maintained. It is true that section 186 para. 2 AktG permits publication of the subscription price (and thus, in the case of bonds with warrants or convertible bonds, of the terms and conditions of such bonds) up to the third last day of the subscription period. However, in view of the frequently observed volatility on the stock markets, even then there is a market risk for several days, which leads to safety discounts when determining the conditions of the bonds and thus to conditions which are not close to the market. In addition, the existence of a subscription right may jeopardize the successful placement with third parties or entail additional expenses due to the uncertainty of its exercise (subscription behavior). Finally, if a subscription right is granted, the Company cannot react to favorable or unfavorable market conditions at short notice due to the length of the subscription period, but is exposed to declining share prices during the subscription period, which may lead to an unfavorable equity procurement for the Company.

In accordance with section 221 para. 4 sentence 2 AktG, the provision of section 186 para. 3 sentence 4 AktG shall apply mutatis mutandis to this case of exclusion of subscription rights. The limit for subscription right exclusions of ten percent of the share capital stipulated therein must be complied with in accordance with the content of the resolution. The authorization to exclude subscription rights pursuant to section 186 para. 3 sentence 4 AktG shall only apply to bonds with rights to subscribe for shares to which a pro rata amount of the share capital does not exceed a total of 10% of the share capital, either at the time this authorization becomes effective or at the time it is exercised. The 10% limit shall include shares issued under an authorization to issue new shares from authorized capital pursuant to section 203 para. 1 and 2 in conjunction with section 186 para. 3 sentence 4 AktG that is valid at the time this authorization takes effect or replaces it, as well as treasury shares transferred pursuant to section 71 para. 1 no. 8 in conjunction with section 186 para. 3 sentence 3 AktG excluding subscription rights. This ensures that the interests of shareholders in having their rights impaired as little as possible are safeguarded.

It also follows from section 186 para. 3 sentence 4 AktG that the issue price may not be significantly lower than the theoretical market value of the bond. This is intended to ensure that there is no significant economic dilution of the value of the shares. Whether such a dilution effect occurs in the case of the issue of bonds with warrants or convertible bonds without subscription rights can be determined by calculating the theoretical market value of the bonds with warrants or convertible bonds using recognized methods, in particular financial mathematics methods, and comparing this with the issue price. If this issue price is only insignificantly lower than the theoretical market value at the time of issuance of the bonds with warrants or convertible bonds, the exclusion of subscription rights is permissible due to the insignificant discount in accordance with the spirit and purpose of the provision of section 186 para. 3 sentence 4 AktG. In order to determine the theoretical market value of the bonds, the Management Board may obtain an opinion from an investment bank or auditing firm. This opinion must prove that the issue price is not significantly lower than the theoretical market value of the bonds, so that shareholders are protected against dilution of their shareholdings.

In addition, shareholders have the option of maintaining their share in the Company’s share capital at any time by purchasing shares on the stock exchange, even after exercising option or conversion rights. In contrast, the authorization to exclude subscription rights enables the Company to set conditions close to the market, provide the greatest possible security with regard to placement with third parties, and take advantage of favorable market situations at short notice.

☐

Provided that the bonds are issued against contribution in kind, in particular for the purpose of acquiring companies, parts of companies, participations in companies, other assets or in the context of mergers or for the purpose of acquiring receivables or rights, and the value of the contribution in kind is in reasonable proportion to the value of the Bond, whereby the theoretical market value of the Bond determined in accordance with recognized methods shall be decisive.

The exclusion of subscription rights customary in the market permits an exclusion of subscription rights to bonds if and to the extent that bonds are issued against contributions in kind, in particular for the purpose of acquiring companies, parts of companies, participations in companies, other assets or within the scope of mergers or for the purpose of acquiring receivables or rights. The prerequisite is that the value of the contribution in kind is in reasonable proportion to the value of the bond, whereby the theoretical market value of the bond determined according to recognized methods is decisive. The issuance of bonds against contribution in kind opens up the possibility of being able to use the bonds in suitable individual cases as acquisition currency in connection with the acquisition of companies, parts of companies or participations in companies. As a supplement to the authorized capital, this creates the scope to take advantage of opportunities that arise for the acquisition of companies, parts of companies or participations in companies in a way that preserves liquidity. Such a procedure may also be appropriate from the point of view of an optimal financing structure, depending on the circumstances of the individual case. There are currently no concrete acquisition plans for the implementation of which bonds are to be issued under exclusion of subscription rights.

☐

In order to grant subscription rights to the holders of conversion/option rights to shares in the Company to compensate for dilution to the extent to which they would be entitled after exercising these rights.

The exclusion of subscription rights in favor of the holders of bonds already issued, as is customary in the market, has the advantage that the conversion/option price for the bonds already issued and regularly equipped with an anti-dilution mechanism does not need to be reduced. As a result, the bonds can be placed more attractively in several tranches and a higher overall inflow of funds is made possible. This exclusion of subscription rights is therefore also in the interest of the Company and its shareholders.

☐	To exclude fractional amounts from shareholders’ subscription rights.

The exclusion of subscription rights for fractional amounts is reasonable and in line with the market in order to be able to establish a practically manageable subscription ratio. This facilitates the handling of shareholders’ subscription rights. The costs of trading subscription rights for fractional amounts are also out of reasonable proportion to the benefit for shareholders.

Taking into account all the above circumstances, the Management Board considers the proposed authorization to exclude subscription rights in the above cases to be objectively justified and appropriate vis-à-vis the shareholders for the reasons outlined.

The conversion or option price to be fixed in each case for a share of the Company (subscription price) must, even in the case of a variable conversion ratio/conversion price, be either (a) at least 80% of the average closing price of the shares of the Company or of the closing price, to be converted into amounts per share, of the right or certificate representing the share on the primary stock exchange on the ten trading days immediately prior to the date of the resolution by the Management Board on the issue of the convertible bonds or bonds with warrants or (b) at least 80% of the average closing price of the shares of the Company or the closing price to be converted into amounts per share of the right or certificate representing the share on the primary stock exchange during the days, on which the subscription rights are traded on the primary stock exchange, with the exception of the last two days of trading in the subscription rights. The primary stock exchange within this meaning shall be the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the ten last days prior to the beginning of the period described in more detail in (a) or (b) above, respectively, on which such trading system was opened for general stock exchange trading. For periods in which the primary stock exchange is the Frankfurt Stock Exchange, the conversion or option price to be determined for one share of the Company must also be determined by the stock exchange. For periods in which the primary stock exchange is the Frankfurt Stock Exchange, the conversion or option price to be determined for one share of the Company, even in the case of a variable conversion ratio/conversion price, must either (a) be at least 80% of the average closing price of the shares of the Company in Xetra trading (or a functionally comparable successor system taking the place of the Xetra system) on the ten trading days immediately prior to the date of the resolution by the Management Board on the issuance of the convertible or warrant bonds or (b) at least 80% of the average closing price of the shares of the Company in Xetra trading (or a functionally comparable successor system taking the place of the Xetra system) during the days, on which the subscription rights are traded on the Frankfurt Stock Exchange, with the exception of the last two trading days of subscription rights trading.

The intended Conditional Capital 2022/I serves to service the conversion or option rights associated with the bonds or to fulfill conversion obligations on shares of the Company to the extent that the bonds have been issued.

There are currently no concrete plans to make use of the requested authorization to issue convertible bonds and/or bonds with warrants. The Management Board will carefully examine in each case whether the use of this authorization is in the interest of the Company and its shareholders. In particular, it will also examine whether any exclusion of the subscription right is objectively justified in the individual case and appropriate vis-à-vis the shareholders. The Management Board will report on each use of the authorization at the next general meeting.

VII.

Written report of the Management Board on agenda item 14 pursuant to section 71 para. 1 no. 8 sentence 5 in conjunction with section 186 para. 4 sentence 2 AktG.

The authorization proposed under agenda item 14 is intended to enable the Management Board, in accordance with Section 71 para. 1 no. 8 AktG, to acquire treasury shares in the interests of the Company and its shareholders via the stock exchange or by means of a public purchase offer up to a total of 10% of the Company’s share capital.

Pursuant to letter d) of the authorization, this also includes the acquisition and sale of certificates representing shares in the Company in the form of so-called American Depositary Shares (ADS or ADSs). This clarifies, that the Company, to the extent legally possible, may not only acquire and sell treasury shares in the form of bearer shares or, following conversion to registered shares, registered shares of the Company, but also in the form of ADSs. Accordingly, the authorization provides that requirements relating to shares of the Company are to be applied mutatis mutandis to ADSs when acquiring and disposing of ADSs.

On the basis of the new authorization, treasury shares may be acquired either via the stock exchange or by means of a public purchase offer to all shareholders. In each case, the principle of equal treatment under German stock corporation law must be observed.

If treasury shares are acquired by means of a public purchase offer to all shareholders, the proposed authorization allows the acquisition to be made in proportion to the shares tendered (tender quotas), provided that the total number of shares tendered exceeds a volume determined by the Management Board. Only if, in principle, shares are acquired on the basis of tender quotas rather than shareholding quotas the acquisition procedure may be technically handled within an economically reasonable framework. In addition, it should be possible to provide for preferential acceptance of small lots of up to 100 shares tendered per shareholder. This option serves on the one hand to avoid small, generally uneconomical residual holdings and a possible de facto disadvantage for small shareholders. On the other hand, it also serves to simplify the technical handling of the acquisition procedure. Finally, it should be possible to provide for rounding according to commercial principles in all cases in order to avoid arithmetical fractions of shares. In this respect, the acquisition quota and/or the number of shares to be acquired by the individual tendering shareholder may be rounded in accordance with commercial principles as necessary to represent the acquisition of whole shares in terms of processing. In the aforementioned cases, the exclusion of any further tender rights is necessary and, in the opinion of the Management Board and the Supervisory Board, justified for the aforementioned reasons and reasonable for the shareholders.

The Management Board is to be authorized, with the approval of the Supervisory Board, to use any treasury shares already held by the Company and the treasury shares acquired on the basis of the proposed acquisition authorization for all legally permissible purposes. Among other things, the authorization in this respect under lit. c) provides that the treasury shares acquired may be resold on the stock exchange or by way of an offer directed to all shareholders.

In addition, the Company shall have the option to transfer treasury shares to third parties against contributions in kind as (partial) consideration in connection with business combinations or the acquisition of companies, businesses, parts of businesses or equity interests in companies (including increases in existing shareholdings) (item (1)), and to sell them for cash at a price (excluding incidental costs of realization) which is not significantly lower than the stock market price at the time of sale (item (2)) and to transfer them to service convertible bonds or bonds with warrants or profit participation rights, conversion or option rights or conversion or option obligations (item (3)). Finally, treasury shares may also be transferred to the management and employees of the Company and its affiliated companies

(item (4)). In addition, the Company shall be able to retire treasury shares without a new resolution by the Annual General Meeting (item (5)).

Shareholders’ subscription rights are excluded to the extent that the Management Board uses shares of Mynaric AG with the consent of the Supervisory Board in accordance with the authorizations in items (1) to (4). The Management Board shall also be authorized, with the approval of the Supervisory Board, to exclude shareholders’ subscription rights for fractional amounts in the event of a sale of treasury shares as part of an offer for sale to the Company’s shareholders. The possibility of excluding subscription rights for fractional amounts serves to represent a technically feasible subscription ratio. The treasury shares excluded from shareholders’ subscription rights as fractional shares are either sold on the stock exchange or otherwise realized in the best possible way for the Company. The possible dilution effect is low due to the restriction to fractional amounts.

The exclusion of subscription rights or the possibility of excluding subscription rights in the authorizations in items (1) to (4) is justified as follows:

Regarding item (1) of the acquisition authorization:

The shareholders’ subscription rights shall be excluded insofar as the Management Board, with the approval of the Supervisory Board, uses the repurchased shares of the Company against contributions in kind as (partial) consideration in connection with business combinations or for the purpose of acquiring companies, businesses, parts of businesses or equity interests in companies (including increasing existing shareholdings).

The Company is exposed to national and global competition. It must therefore be able to act quickly and flexibly on national and international markets at all times. This also includes the ability to merge with other companies to improve its competitive position or to acquire companies, businesses, parts of companies and shareholdings in companies. This also includes increasing existing shareholdings. In the interests of the shareholders and the Company, the best way to implement this option in individual cases is to carry out the business combination or the acquisition of companies, businesses, parts of companies or equity interests in companies by granting shares in the acquiring company. Practice also shows that on both international and national markets, the provision of shares in the acquiring company is frequently demanded as consideration for attractive acquisition targets. For this reason, Mynaric AG must be given the opportunity to have its own shares available in order to be able to offer and grant them as consideration in the context of mergers or for the purpose of acquiring companies, parts of companies or interests in companies. This is served on the one hand by the authorized capital of the Company. In addition, however, there shall also be the possibility of using repurchased treasury shares as acquisition currency.

The proposed authorization is intended to give Mynaric AG the necessary scope to be able to flexibly exploit opportunities that arise for mergers and acquisitions of companies, businesses, parts of companies and interests in companies, and to grant treasury shares as consideration in suitable cases even without carrying out a capital increase, which is more time-consuming due to the requirement for its registration with the commercial register. Such an acquisition or merger would also conserve the Company’s liquidity. In order to be able to carry out such transactions quickly and with the necessary flexibility, it is necessary that the Management Board be authorized to grant treasury shares excluding shareholders’ subscription rights with the approval of the Supervisory Board.

There are currently no concrete plans to use this authorization. The Management Board will examine on a case-by-case basis whether it should make use of this authorization to use treasury shares with exclusion of subscription rights if opportunities for mergers or the acquisition of companies, businesses, parts of companies or equity interests in companies (including the increase of existing shareholdings) become concrete. It will only use the authorization if it is convinced that the merger or acquisition involving the transfer of shares in Mynaric AG is in the well-understood interests of the Company.

Regarding item (2) of the acquisition authorization:

In accordance with the statutory provision in section 71 para. 1 no. 8 sentence 5 AktG, the proposed authorization allows the Management Board, with the consent of the Supervisory Board, to sell the acquired treasury shares in a way other than via the stock exchange or by means of an offer to all shareholders if, in accordance with the provision in section 186 para. 3 sentence 4 AktG, the acquired treasury shares are sold against a cash payment at a price which is not significantly lower than the stock market price of the Company’s shares of the same class at the time of the sale. The time of the sale shall be deemed to be the time at which the transfer obligation is entered into, even if this is still conditional, or the time of the transfer itself if this is not preceded by a separate obligation or determined as such in the obligation agreement. The final determination of the selling price for the treasury shares shall be made in accordance with this provision shortly before the sale of the treasury shares.

The possibility of a sale in a form other than via the stock exchange or by means of an offer to all shareholders is in the interests of the Company and the shareholders, as the sale of shares, for example to institutional investors, can attract additional domestic and foreign shareholders. The Company will also be in a position to adjust its equity to the respective business requirements and to react quickly and flexibly to favorable situations. This authorization makes use of the option to simplify the exclusion of subscription rights permitted under section 71 para. 1 no. 8 AktG in corresponding application of section 186 para. 3 sentence 4 AktG. This authorization may only be used subject to the proviso that the proportion of shares issued with exclusion of subscription rights in accordance with section 186 para. 3 sentence 4 AktG does not exceed 10% of the share capital either at the time this authorization becomes effective or at the time it is exercised. This maximum limit for the simplified exclusion of subscription rights shall be reduced by the pro rata amount of share capital represented by shares issued during the term of this authorization subject to the exclusion of subscription rights in direct or indirect application of section 186 para. 3 sentence 4 AktG.

The interests of the shareholders in the non-dilution of their shareholding are taken into account, as the shares sold with the exclusion of shareholders’ subscription rights may only be sold at a price which is not significantly lower than the stock market price of the Company’s shares of the same class at the time of the sale. The final selling price for the treasury shares will be determined shortly before the sale. The Management Board will endeavor to keep any discount on the stock market price as low as possible. Shareholders are protected in this connection by the fact that the discount to the stock market price at the time of the sale may not be significant. In addition, shareholders have the option of maintaining their share in the Company’s share capital at any time by purchasing additional shares on the stock exchange.

Regarding item (3) of the acquisition authorization:

In addition, the Management Board shall be authorized to use the acquired treasury shares also to service or hedge acquisition obligations or acquisition rights to shares arising from and in connection with convertible bonds or bonds with warrants or profit participation rights with conversion or option rights or conversion or option obligations issued in the future by the Company or dependent affiliated companies. The Management Board will give due consideration to the interests of the shareholders when deciding whether treasury shares or new shares are to be issued to service such purchase obligations or purchase rights. The same applies to the question of the – possibly also exclusive – serviceability of convertible bonds or bonds with warrants or profit participation rights with conversion or option rights or conversion or option obligations with treasury shares. In all such cases, shareholders’ subscription rights must be excluded. This also applies to the granting of a form of protection against dilution that is customary in the market, insofar as the holders or creditors of convertible bonds or bonds with warrants or profit participation rights with conversion or option rights or conversion or option obligations to shares in the Company are granted subscription rights to shares to the extent to which they would be entitled after exercising these rights or fulfilling these obligations.

Regarding item (4) of the acquisition authorization:

Finally, it shall also be possible to transfer treasury shares to employees of the Company and its affiliated companies. Furthermore, it shall also be possible to transfer treasury shares to the management of the Company and affiliated companies. This will in particular enable the Company to offer treasury shares as remuneration components and to use them as part of long-term participation programs established or to be established by the Company. The issue of treasury shares to employees and management is in the interests of the Company and its shareholders, as it promotes identification with the Company and thus increases the value of the Company. The use of existing treasury shares as share price- and value-based remuneration components instead of a capital increase or cash payment may also make economic sense for the Company. For this purpose, the subscription rights of shareholders must be excluded. Insofar as treasury shares are to be issued to members of the Management Board of the Company, it is the responsibility of the Supervisory Board to make use of the authorization; the Supervisory Board is also responsible for selecting the beneficiaries and determining the volume of shares to be granted to them in each case.

The Management Board will examine on a case-by-case basis whether it should make use of the authorizations granted if the possibilities under which the subscription right can be excluded become more concrete. It will only exclude the subscription right if the use of treasury shares is within the framework of the requirements described in abstract terms to the Annual General Meeting in this report and if the use is in the well-understood interests of the Company. Only in this case the Supervisory Board will also give its approval to the appropriate use of treasury shares. The Management Board will report on the details of this use at the general meeting following the use of this authorization.

Regarding item (5) of the acquisition authorization:

Finally, the Management Board shall be authorized to redeem the acquired treasury shares with the consent of the Supervisory Board. The redemption of shares generally leads to a capital reduction without the need for an additional resolution by the general meeting. By way of derogation from this, the Management Board may also determine that the share capital shall remain unchanged upon redemption and that instead the proportion of the share capital represented by the remaining shares shall increase as a result of the redemption in accordance with section 8 para. 3 AktG. The Management Board is therefore also to be authorized to make the necessary amendment to the Articles of Association with regard to the number of no-par value shares changed by a redemption.

VIII.

Written report of the Management Board to agenda item 15 on the exclusion of subscription rights pursuant to section 186 para. 4 sentence 2 AktG

The Company grants the members of the Management Board of the Company a variable remuneration component with a long-term incentive effect. This is intended to promote the entrepreneurial activities of the respective participants, bind them to the Company in the long term and ensure that their remuneration is in line with the market. Under agenda item 15 it is therefore proposed to authorize the Supervisory Board of the Company to grant subscription rights (stock options) for a total of up to

115,000 no-par bearer or registered shares to the beneficiaries on one or more occasions until and including July 13, 2027. Accordingly, a Conditional Capital 2022/II shall also be created and a new paragraph 11 shall be added to section 4 of the Articles of Association.

Together with the existing Conditional Capitals 2019, 2020/I, 2020/II and 2021/II and the Conditional Capital 2022/I to be resolved under agenda item 11, the Conditional Capital 2022/II in the amount of EUR 115,000.00 corresponds in total to approximately 49,97% of the current share capital of the Company and serves to enable the Company to issue new shares and use them to transfer them to the beneficiaries in the event that the stock options granted to them are exercised. The new shares will not be issued until stock options have been issued to beneficiaries in accordance with the conditions set out in the resolution of the Annual General Meeting and the beneficiaries exercise their subscription rights after expiry of the waiting period and in accordance with the achievement of the performance targets set out in the authorization and the other conditions set out in the stock option program. Due to the dedication of the Conditional Capital 2022/II, shareholders have no subscription rights to the new shares.

The issue of stock options entitling the holder to subscribe for shares in the Company is intended to bind Management Board members of the Company to the Company.

Stock options are to be issued in tranches once or several times a year during the Authorization Period.

However, the Supervisory Board reserves the right to decide on the issue of stock options and the size of the individual tranches on a case-by-case basis, taking into account the overall situation of the Company and using the remuneration structure of relevant peer companies.

Stock options may be issued from Conditional Capital 2022/II at the earliest after expiry of the waiting period of four calendar years following the issue date of the relevant tranche of stock options and the corresponding exercise notice. Stock options may only be exercised if the waiting period has expired and to the extent performance targets have been met, otherwise the stock options expire without entitlement to compensation.

The performance targets are linked to the absolute share price performance of the Company’s share during the waiting period and to the achievement of an ESG target during the waiting period, with the absolute performance target within the overall target achievement being weighted at 80% and the ESG target at 20%.

The absolute share price performance target is linked to the development of the Company’s share price during the waiting period. To determine whether the performance target has been achieved, the last year of the waiting period is divided into four quarters and the three-month volume-weighted average price of the Company’s share or the three-month volume-weighted average price, to be converted into amounts per share, of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares (in each case a “Relevant Closing Price”) is determined at the end of each quarter. The performance target is achieved by 100% if at least one Relevant Closing Price is at least 50% above the exercise price. The relevant trading system shall be determined on the basis of the average trading volume in shares of the Company or in rights or certificates representing such shares during the relevant three months. If the absolute share price performance target is not achieved, the target achievement for this performance target shall be 0%. A target achievement of more than 100% is not possible.

The ESG target is composed of a diversity target and an employee engagement target as follows:

To determine the achievement of the diversity target, the Supervisory Board determines the percentage of women within the Mynaric Group at the beginning of the waiting period. The diversity target is achieved if the percentage of women within the Mynaric Group at the end of the waiting period is 5 percentage points higher than the percentage of women determined at the beginning of the waiting period. If the proportion of women at the beginning of the waiting period is at least 30% or if, during the waiting period, a proportion of women within the Mynaric Group of at least 30% is achieved, the diversity target is achieved if the proportion of women within the Mynaric Group is still at least 30% at the end of the waiting period.

The employee engagement target is achieved if the employee satisfaction within the Mynaric Group, as determined by an external service provider, exceeds the employee engagement at the beginning of the waiting period by at least 5 percentage points. If the employee engagement at the beginning of the waiting period is at least 80% or if, during the waiting period, an employee engagement of at least 80% is achieved, the employee engagement target is achieved if the employee engagement at the end of the waiting period is still at least 80%.

At the end of the waiting period, the Supervisory Board determines target achievement for the ESG target as follows: If none of the above targets has been achieved by the end of the waiting period, the target achievement for the ESG target is 0%. If one of the above targets has been achieved, the target achievement for the ESG target is 50%. If both of the above targets are achieved, the target achievement for the ESG target is 100%. A target achievement of the ESG target above 100% is not possible.

For the overall target achievement, the achievement of the absolute share price performance target is weighted with 80% and the ESG target with 20%. The result forms the overall target achievement level (in percent), which (rounded down to the nearest whole number) determines the number of exercisable stock options.

Exercisable stock options can generally be exercised by the beneficiaries within an exercise period of five years. The exercise period begins after the date on which the waiting period has expired.

Upon exercise of the stock options, the exercise price is payable for each share to be subscribed.

The exercise price per share shall correspond to the six-month volume-weighted average price of the Company’s share or the six-month volume-weighted average price, to be converted into amounts per share, of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the ten days preceding the day before the issue period on which this trading system was open for general stock exchange trading. For periods in which the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the ten days preceding the day before the issue period on which this trading system has been open for general stock exchange trading is the Frankfurt Stock Exchange, the exercise price per share shall correspond to the volume-weighted 6-month average price of the share in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the day before the issue period. The minimum exercise price is at least equal to the lowest issue price within the meaning of section 9 para. 1 AktG.

The Supervisory Board of the Company shall be authorized to determine the further details of the conditional capital increase and its implementation.

The Management Board and the Supervisory Board are convinced that the proposed authorization to issue stock options to the beneficiaries is particularly suitable to bring about a sustainable performance incentive for the beneficiaries and thus to contribute to a sustainable increase in the value of the Company in the interest of the Company and its shareholders.

IX.

Written report of the Management Board to the Annual General Meeting on agenda item 16 concerning the exclusion of subscription rights pursuant to sections 203 para. 2 sentence 2, 186 para. 4 sentence 2 of the German Stock Corporation Act (AktG)

The Management Board submits this report on agenda item 16 of the Annual General Meeting on the reasons for excluding the shareholders’ subscription rights when issuing the new shares:

Under agenda item 16 of the Annual General Meeting on July 14, 2022, the Management Board and the Supervisory Board propose to the Annual General Meeting to create a new Authorized Capital 2022/II and to amend section 4 of the Articles of Association accordingly.

The participation of key employees of the Company and its affiliated companies in the economic risks and opportunities of the respective business operations is an important component of an internationally competitive remuneration system. This is intended to strengthen commitment to the Company, attract and retain competent and dedicated employees whose efforts will lead to the Company’s growth and profitability, and align their interests with those of the shareholders in order to increase the value of the Company. To this end, the Management Board intends, with the approval of the Supervisory Board, to adopt a Restricted Stock Unit Program as a long-term, share-based remuneration element for selected employees of the Company and its affiliates (the “Participants”) (the “RSUP”). The RSUP shall be substantially similar to the Company’s existing Restricted Stock Unit Program.

Accordingly, under the proposed RSUP, the Company shall be able to grant participants so-called restricted stock units (“RSUs”) which, subject to certain conditions, shall entitle the beneficiary Participant to a cash payment, a transfer of shares of the Company or a combination of cash payment and shares of the Company, with the total amount of the participant’s entitlement depending on the development of the share price of the Company. In this context, the Company has the option to decide at its own discretion whether to fulfil the participant’s claim by a cash payment, by shares of the Company or by a combination of cash payment and shares of the Company. To enable the Company to issue new shares in this connection, a new Authorized Capital 2022/II is to be created.

The granting and the exercise of the RSUs as well as the issuance of shares for their fulfilment shall be subject to the following provisions, which may be adjusted by the Company in case of a delisting of the shares of the Company from the Frankfurt Stock Exchange and/or the admission of the shares of the Company or the rights or certificates representing them to another stock exchange, while maintaining the economic key data:

(i)	Participants

The group of participants includes employees of the Company, employees of companies affiliated with the Company within the meaning of section 15 et seqq. AktG (“Companies Affiliated with the Company”) and managing directors of Companies Affiliated with the Company.

(ii)	Issue Periods

Participants may generally be granted RSUs in one or more tranches at any time, subject to the existence of a non-terminated employment or service relationship with the Company or with an affiliate of the Company.

(iii)	Fulfillment of RSUs

The Company will generally settle all vested RSUs once a year, generally within a period of 40 stock exchange trading days after the publication of its annual financial statements, at its own discretion either by shares or cash payment or a combination of both. Stock exchange trading days in this sense are days on which the trading system has been open for general stock exchange trading with the highest total trading volume in shares of the Company or in rights or certificates representing such shares over a period of one month prior to the date of publication of the respective annual financial statements. In exceptional cases, in particular to meet national or international regulatory requirements, the Company may, at its own discretion, also provide for a different settlement period.

(iv)	Payment claim

An RSU grants the respective participant a payment claim against the Company, which corresponds

(a)

in the event of a settlement in shares, the closing price of the shares of the Company or the closing price of the right or certificate representing the share on the last trading day prior to the day of the resolution of the Management Board of the Company, with the consent of the Supervisory Board, on the utilization of the Authorized Capital 2022/II against contribution in kind in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the last ten days prior to the day of this resolution of the Management Board on which this trading system has been open for general stock exchange trading, or

(b)

in case of settlement by cash payment, the closing price of the shares of the Company or the closing price of the right or certificate representing the share on the last trading day prior to the fulfillment of the cash payment claim in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares during the ten last days prior to the day of the settlement of the cash payment claim on which such trading system has been open for general stock exchange trading.

(v)	Further regulations

The further details shall be determined by the Management Board with the approval of the Supervisory Board. The further provisions include in particular the decision on the one-time or repeated issuance of annual tranches as well as provisions on the implementation of the RSUP and the procedure for the allocation and exercise of the RSUs as well as provisions on the exercisability or forfeiture in special cases, in particular in the event of the departure of participants from the employment relationship, in the event of death or in the event of a change of control, the conclusion of an intercompany agreement or a delisting as well as to meet legal requirements.

The share capital of the Company currently amounts to EUR 5,242,948.00. Under Authorized Capital 2022/II, the Management Board is to be authorized, with the consent of the Supervisory Board, to increase the share capital of the Company on one or more occasions on or before July 13, 2027, by a total of up to EUR 262,147.00 by issuing up to 262,147 no-par value bearer or registered shares, i.e. by approximately 5% of the current share capital, against contributions in cash and/or in kind. Together with the Authorized Capital 2022/II proposed under agenda item 16, the total volume of the Company’s authorized capital, taking into account the cancellation of the Authorized Capital 2021/I and creation of a new Authorized Capital 2022/II also proposed under agenda item 12 as well as the existing Authorized Capital 2021/II, amounts to EUR 2,621,474.00, i.e. 50% of the share capital. In order to increase the flexibility of the Company and to preserve the liquidity of the Company, the creation of the Authorized Capital 2022/II shall enable the Company to satisfy the claims of the holders of RSUs under the RSUP by delivering new shares. Specifically, under the terms of the RSUP, the Company is to be entitled at its own discretion to choose to satisfy the payment claims against it by delivering shares. Serving the claims through shares instead of a cash payment to the beneficiaries has the advantage for the Company that there is no outflow of cash and it continues to have the corresponding liquidity.

Within the framework of Authorized Capital 2022/II, shareholders’ subscription rights are to be excluded in accordance with section 203 para. 1 sentence 1 in conjunction with section 186 para. 3, para. 4 AktG. The background to this is that Authorized Capital 2022/II is to be used exclusively for the delivery of shares in the Company to service RSUs granted under the RSUP to employees of the Company and employees of companies affiliated with the Company against contribution of the respective payment entitlements arising under the RSUs. Shares from Authorized Capital 2022/II may be issued exclusively for this purpose and not for any other purpose - and also not to other beneficiaries.

The issue amount of the new shares from Authorized Capital 2022/II may be provided by contributions in cash and/or in kind, in particular also by the contribution of payment claims against the Company under the RSUP. The Management Board shall be authorized to determine the further details of the capital increase and its implementation with the approval of the Supervisory Board; this shall also include the determination of the dividend entitlement of the new shares, which, in deviation from section 60 para. 2 AktG, may also be determined for a financial year which has already expired if, at the time of the issuance of the new shares, a resolution by the general meeting on the appropriation of profits for this financial year has not yet been adopted.

A possible dilution of the voting rights of the shareholders excluded from the subscription right is limited, among other things, by the small volume of Authorized Capital 2022/II. Taking into account all the circumstances, the exclusion of subscription rights is, in the view of the Management Board and Supervisory Board, suitable, necessary and appropriate within the limits described and in the interest of the Company.

The Management Board will inform the next general meeting of any utilization of Authorized Capital 2022/II.

X.

Further information and notes

1.	General information on participation in the virtual Annual General Meeting

The Annual General Meeting of the Company to be held on July 14, 2022 will, with the consent of the Supervisory Board, adopt a resolution in accordance with the Act on Measures in Corporate, Cooperative, Association, Foundation and Condominium Law to Combat the Effects of the COVID-19 Pandemic of March 27, 2020 in its currently applicable version (“Covid-19 Act”) as a virtual Annual General Meeting without the physical presence of shareholders or their proxies (with the exception of the Company’s voting representatives).

The entire Annual General Meeting will be broadcasted live on the Internet for duly registered shareholders or their proxies in accordance with the following provisions from 13:00 hrs. (CEST) on July 14, 2022 on the Company’s website at

http://www.mynaric.com/hv

transmitted in sound and vision via the password-protected internet service. Shareholders and their proxies (with the exception of the proxies of the Company) may not physically attend the meeting. Shareholders or their proxies may exercise their voting rights exclusively by electronical postal vote or by granting power of attorney to the voting representatives nominated by the Company in accordance with the provisions of item 4 described above. Electronic participation in the meeting within the meaning of section 118 para. 1 sentence 2 AktG is not possible.

Via the password-protected Internet service, duly registered shareholders (and, if applicable, their representatives) can, among other things, exercise their granted shareholder rights, issue proxies, submit questions or declare objections for the record in accordance with the procedures provided for this purpose.

2.	Requirements for Participation in the Virtual Annual General Meeting and Exercise of Voting Rights, Significance of the Record Date

Pursuant to section 16 of the Articles of Association of the Company, only those shareholders who register in text form (section 126b of the German Civil Code (BGB)) in German or English at the following address, fax number or e-mail address by no later than July 7, 2022, 24:00 hrs. (CEST) and for whose shareholding the Company has received proof by no later than July 7, 2022,

24:00 hrs. (CEST) at the following address, fax number or e-mail address are entitled to attend the virtual Annual General Meeting and exercise their voting rights:

Mynaric AG

c/o Better Orange IR & HV AG

Haidelweg 48

81241 Munich

Germany

Fax: +49 (0)89 889 690 633

Email: anmeldung@better-orange.de

The proof shall relate to the beginning of the 21st day prior to the Annual General Meeting, i.e. to the beginning of June 23, 2022, 00:00 hrs. (CEST), (the “Record Date”).

As proof of entitlement to participate in the virtual shareholders’ meeting or to exercise voting rights, proof of share ownership in text form by the ultimate intermediary pursuant to section 67c para. 3 AktG shall be sufficient.

Upon receipt of proper registration and proper proof of share ownership by no later than July 7, 2022, 24:00 hrs. (CEST), shareholders will be sent access data for using the password-protected internet service on the Company’s website at http://www.mynaric.com/hv (the “AGM ticket”). We ask shareholders to ensure that they register and send proof of their shareholding to the Company in good time.

In relation to the Company, only those persons for whom proof of share ownership has been provided as of the Record Date shall be deemed shareholders for the purpose of participating in the virtual Annual General Meeting or exercising voting rights. Changes in the shareholding after the Record Date are of no significance in this respect. Shareholders who have duly registered and for whom proof has been provided are entitled to attend the virtual Annual General Meeting and exercise their voting rights even if they sell their shares after the Record Date. Persons who do not yet hold any shares on the Record Date and only become shareholders of the Company thereafter are only entitled to attend and vote at the virtual Annual General Meeting for the shares they hold if the Company receives a registration in due form and time together with proof of shareholding from the previous shareholder and the latter authorizes the new shareholder to attend or exercise the right. The Record Date has no effect on the saleability of the shares and is not a relevant date for any dividend entitlement.

Registered holders of American Depositary Receipts (ADRs) may obtain shareholder meeting and voting information and materials from The Bank of New York Mellon, BNY Mellon Shareowner Services (shrrelations@cpushareownerservices.com; telephone: +1 201 680 6825 and toll-free from within the United States: +1 888 269 2377).

3.	Internet service details

As of June 23, 2022, 00:00 hrs. (CEST), the password-protected internet service will be available on the Company’s website at http://www.mynaric.com/hv. Via this password-protected internet service, shareholders (or their proxies) can exercise their voting rights by way of electronic absentee voting in accordance with the procedures provided for this purpose and electronically grant power of attorney and issue instructions to the voting representatives of the Company, submit questions and object to a resolution of the Annual General Meeting, in each case as described in the following under items 4, 6 and 7 described in more detail. The AGM ticket will be sent upon receipt of proper registration and proper proof of share ownership.

4.	Procedure for voting

Authorization

Shareholders also have the option of having their voting rights exercised by a proxy, e.g. by a shareholders’ association or an intermediary. In this case, too, timely registration and timely proof of share ownership by the shareholder or proxy must be ensured.

The granting of the proxy, its revocation and the proof of authorization vis-à-vis the Company must be in text form. The power of attorney may be declared to the person to be authorized or to the Company. Proof of authorization may be submitted by e-mail, post or fax by the end of July 13, 2022, 24:00 hrs. (CEST) to the following address, fax number or e-mail address

Mynaric AG

c/o Better Orange IR & HV AG

Haidelweg 48

81241 Munich

Germany

Fax: +49 (0) 89 / 88 96 906-55

Email: mynaric@better-orange.de

Via the password-protected internet service on the Company’s website at http://www.mynaric.com/hv proof of authorization can also be submitted in accordance with the procedures provided for this purpose until immediately before the start of voting at the virtual Annual General Meeting, and the proxy can be amended or revoked.

Shareholders who wish to authorize another person may use the form sent to them after proper registration and proof of share ownership to issue a proxy. A corresponding form can also be downloaded from the Company’s website at http://www.mynaric.com/hv.

The aforementioned communication channels are also available until the aforementioned times if the proxy is to be granted by declaration to the Company; in this case, separate proof of the granting of the proxy is not required. The revocation or amendment of a proxy already granted may also be declared directly to the Company by the aforementioned means of transmission until the aforementioned dates.

In the case of the authorization of intermediaries, shareholders’ associations, proxy advisors or other persons or institutions treated as equivalent pursuant to section 135 para. 8 AktG, the procedure, form and revocation of the authorization are governed by special rules. Please contact the relevant intermediary, shareholders’ association or other person or institution referred to in section 135 para. 8 AktG for further details.

Proxies may also not physically attend the Annual General Meeting. They can only exercise voting rights for the shareholders they represent within the scope of their respective authorization by way of electronical postal vote or by (sub)authorization of the Company’s voting representatives bound by instructions. The use of the password-protected internet service by the proxy requires that the proxy receives the relevant access data.

Voting by voting representatives of the Company bound by instructions

Shareholders may exercise their voting rights by granting power of attorney to voting representatives appointed by the Company who are bound by instructions. In this case, too, proper registration and proper proof of share ownership are required as described above in item 2.

Proxies and instructions to the voting representatives of the Company may be sent by mail, fax or e-mail to the address, fax number or e-mail address specified above in this section 4 until the end of July 13, 2022, 24:00 hrs. (CEST), or via the password-protected Internet service on the Company’s website at http://www.mynaric.com/hv in accordance with the procedures provided for this purpose until immediately before the start of voting in the virtual Annual General Meeting. A corresponding form will be sent after proper registration and proof of share ownership and is also available for download on the Company’s website at http://www.mynaric.com/hv for downloading.

If voting representatives appointed by the Company are authorized, they must in any case be given instructions on how to exercise voting rights. The voting representatives are obliged to vote in accordance with the instructions given to them; even if they have been granted power of attorney, they are only authorized to exercise voting rights insofar as express instructions have been given on the proposed resolutions of the Management Board and/or Supervisory Board on the individual agenda items, on the proposed resolutions of shareholders announced with any additions to the agenda in accordance with section 122 para. 2 AktG, or on counter-motions and election proposals of shareholders made available prior to the Annual General Meeting in accordance with sections 126, 127 AktG. The voting representatives of the Company do not accept any powers of attorney to file objections against resolutions of the Annual General Meeting, to exercise the right to ask questions or to file motions.

If an individual vote is to be held on an agenda item without this having been communicated in advance of the virtual Annual General Meeting, an instruction on this agenda item as a whole shall also be deemed to be a corresponding instruction for each item on the individual vote.

Voting by electronical postal vote

Shareholders may also cast their votes by postal vote electronically using the password-protected internet service. In this case, proper registration and proper proof of share ownership as described above under item 2 above, are also required.

Postal votes may be sent via the password-protected Internet service on the Company’s website at http://www.mynaric.com/hv in accordance with the procedures provided for this purpose until immediately before the start of voting at the virtual Annual General Meeting.

The casting of votes by electronical postal vote is restricted to voting on the resolution proposals of the Management Board and/or the Supervisory Board published in the notice convening the virtual Annual General Meeting and on any resolution proposals of shareholders published with a possible addition to the agenda pursuant to section 122 para. 2 AktG as well as any countermotions and election proposals of shareholders made available prior to the Annual General Meeting pursuant to sections 126, 127 AktG.

If an individual vote is held on an agenda item without this having been communicated in advance of the Annual General Meeting, the vote cast by electronical postal vote on this agenda item as a whole shall also be deemed to be a corresponding vote for each item of the individual vote.

Authorized intermediaries, shareholders’ associations and proxy advisors or other persons and institutions treated as equivalent pursuant to section 135 para. 8 AktG may also use the electronical postal vote.

5.	Video and audio transmission of the Annual General Meeting on the Internet

Registered shareholders and their proxies will be able to follow the entire meeting on July 14, 2022, from 13:00 hrs. (CEST) live on the Company’s website http://www.mynaric.com/hv via the password-protected internet service.

Upon receipt of proper registration and proper proof of share ownership, in each case as described above under item 2 the access data for using the password-protected Internet service on the Company’s website at http://www.mynaric.com/hv will be sent to the shareholders.

The transmission of the Annual General Meeting does not enable participation within the meaning of section 118 para. 1 sentence 2 AktG (electronic or online participation).

6.	Objection to a resolution of the Annual General Meeting

Registered shareholders and their proxies who have exercised their voting rights by electronical postal vote or by granting power of attorney and issuing instructions to the Company’s voting representatives have the opportunity to exercise their voting rights via the password-protected internet service on the Company’s website at http://www.mynaric.com/hv in accordance with the procedure laid down for this purpose from the beginning of the virtual Annual General Meeting on July 14, 2022 until the end of the virtual Annual General Meeting pursuant to section 245 no. 1 AktG in conjunction with section 1 para. 2 sentence 1 no. 4 of the Covid-19 Act to object to a resolution of the Annual General Meeting. It is not necessary or possible to appear in person to submit an objection.

7.

Further information on shareholders’ rights pursuant to sections 122 para. 2, 126 para. 1, 127, 131 para. 1 of the German Stock Corporation Act (AktG) in conjunction with Section 1 of the Covid-19 Act.

Motions for additions to the agenda pursuant to section 122 para. 2 AktG

Shareholders whose shares alone or together amount to one-twentieth (5%) of the share capital or the pro rata amount of EUR 500,000.00 may request that items be placed on the agenda and published. Each new item must be accompanied by a statement of reasons or a draft resolution. The request must be addressed to the Management Board of the Company in writing or in electronic form as defined in section 126a of the German Civil Code (i.e. with a qualified electronic signature) and must be received by the Company at the address below no later than June 19, 2022, 24:00 hrs. (CEST).

postal:

Mynaric AG

Dornierstr. 19

82205 Gilching

Germany

electronically (with qualified electronic signature): comms@mynaric.com

The applicants must prove that they have held the shares for at least 90 days prior to the date of receipt of the request and that they will hold the shares until the Management Board has decided on the request.

Additions to the agenda which are to be announced will be published in the Federal Gazette without delay after receipt of the request, unless they have already been announced with the notice of the meeting. They will also be published at the internet address http://www.mynaric.com/hv internet address.

Countermotions and nominations by shareholders pursuant to sections 126 para. 1 and 127 AktG in conjunction with section 1 para. 2 sentence 3 Covid-19 Act

Shareholders may submit countermotions (together with any justification) against a proposal by the Management Board and/or Supervisory Board on a specific agenda item as well as election proposals to the Company.

Election proposals from shareholders as well as countermotions received by the Company no later than June 29, 2022, 24:00 hrs. (CEST) at the following address, fax number or e-mail address will, insofar as the other requirements for an obligation to publish pursuant to sections 126, 127 of the German Stock Corporation Act (AktG) are fulfilled, be made available without undue delay upon receipt, including the name of the shareholder and any justification, on the Company’s website under http://www.mynaric.com/hv:

postal:

Management Board of Mynaric AG

c/o Better Orange IR & HV AG

Haidelweg 48

81241 Munich

Germany

by fax +49 (0) 89 / 88 96 906-55

electronic: antraege@better-orange.de

Any statements by the administration on any countermotions and election proposals will also be published at the above Internet address.

Countermotions or election proposals addressed otherwise or received late will not be published by the Company on the Internet.

No countermotions or election proposals may be made during the virtual Annual General Meeting. Counter-motions and election proposals which must be made accessible pursuant to section 126 or section 127 AktG shall be deemed to have been made at the meeting if the shareholder making the motion or submitting the election proposal is duly authorized and registered for the Annual General Meeting.

Shareholders’ right to ask questions pursuant to section 131 para. 1 AktG in conjunction with sections 1 para. 2 sentence 1 no. 3, sentence 2 Covid-19 Act

In deviation from section 131 AktG, registered shareholders have no right to information at the virtual Annual General Meeting on July 14, 2022. Instead, they have the right to submit questions in advance of the Annual General Meeting. The Management Board will decide how to answer questions at its own dutiful discretion. The questioners may be named when answering questions if they have expressly approved to being named.

Shareholders’ questions must be submitted in German or English via the password-protected internet service on the Company’s website at http://www.mynaric.com/hv in accordance with the procedure laid down for this purpose no later than one day before the meeting, i.e. no later than July 12, 2022, 24:00 hrs. (CEST).

No questions may be asked after the expiry of the aforementioned deadline and during the virtual Annual General Meeting.

8.	Total number of shares and voting rights

The Company’s share capital of EUR 5,242,948.00 is divided into 5,242,948 no-par value shares. Each no-par value share grants one vote. The total number of shares and voting rights at the time the Annual General Meeting is convened is therefore 5,242,948. The Company does not hold any treasury shares at the time the Annual General Meeting is convened.

9.	Further explanations and information on the Company’s website/documents

All documents required by law for the Annual General Meeting and motions from shareholders are available on the Company’s website at http://www.mynaric.com/hv from the time the meeting is convened. The voting results are announced after the Annual General Meeting at the same internet address.

The documents to be made available by law will also be accessible on the Company’s website at http://www.mynaric.com/hv during the Annual General Meeting.

10.	Notes on data protection of shareholders, shareholder representatives and ADS holders

Mynaric AG, as the “controller” within the meaning of section 4 no. 7 Data Protection Regulation (“DS-GVO”), processes personal data of the shareholders, any shareholder representatives and the ADS holders (in particular name, address, e-mail address, number of shares, class of shares, type of ownership of the shares, number of the AGM ticket, access date for the internet service and the granting of any voting proxies) on the basis of the data protection provisions applicable in Germany in order to enable the shareholders, shareholder representatives and the ADS holders to exercise their rights in the context of the Annual General Meeting and to ensure that the negotiations and resolutions of the Annual General Meeting are conducted lawfully and in accordance with the Articles of Association. To the extent that Mynaric AG does not receive this data from the shareholders, any shareholder representatives and/or ADS holders, the bank holding their securities account or the Depositary shall transmit this personal data to Mynaric AG.

The processing of the personal data of the shareholders, any shareholder representatives and the ADS holders is mandatory for the implementation of the virtual shareholders’ meeting. The legal basis for the processing is section 6 para. 1 subparagraph 1 letter c DS-GVO in conjunction with sections 123, 129, 135 AktG.

For the purpose of organizing the Annual General Meeting, Mynaric AG commissions various service providers and consultants. These only receive personal data that is required for the execution of the respective order. The service providers and consultants process this data exclusively according to the instructions of Mynaric AG.

The personal data will be stored as long as required by law or as long as the Company has a legitimate interest in storing it, for example in the event of disputes in or out of court arising from the Annual General Meeting. The personal data will then be deleted.

Subject to the statutory requirements, the existence of which is to be verified in each individual case, shareholders, any shareholder representatives and ADS holders have the right to request information on the processing of their personal data, rectification or erasure of their personal data or restriction of processing, as well as to receive their personal data in a structured, common and machine-readable format (data portability). Subject to the statutory requirements, the existence of which must be verified in each individual case, shareholders, any shareholder representatives and ADS holders also have the right to object to the processing of their personal data.

Data subjects may exercise these rights by contacting Mynaric AG at the following contact details:

Mynaric AG

Dornierstr. 19

82205 Gilching

Germany

Phone: +49 8105 79990

E-mail: info@mynaric.com

In addition, the data subjects have a right of appeal to the data protection supervisory authorities pursuant to section 77 DS-GVO.

The company data protection officer of Mynaric AG can be reached as follows:

Stephan Krischke

Mynaric AG

Dornierstr. 19

82205 Gilching

Germany

E-mail: dataprotection@mynaric.com

Gilching, June 2022

The Management Board